TDA 3

AUDI AG

and

BALLARD POWER SYSTEMS INC.

TECHNOLOGY DEVELOPMENT AGREEMENT
as of
June 11, 2018

TABLE OF CONTENTS
ARTICLE 1
INTERPRETATION
Section 1.1    Defined Terms    1
Section 1.2    Schedules    12
Section 1.3    Gender and Number    13
Section 1.4    Headings, etc.    13
Section 1.5    Currency    13
Section 1.6    Certain Phrases, etc.    13
Section 1.7    Accounting Terms    13
Section 1.8    References to Persons and Agreements    13
Section 1.9    Statutes    14
Section 1.10    Non-Business Days    14
Section 1.11    Bold Face and Defined Terms    14
Section 1.12    General Interpretation    14
ARTICLE 2
THE WORK - THE WORK PACKAGES
Section 2.1    Ordering Work Packages    15
Section 2.2    Subject Matters of the Work Packages    15
Section 2.3    Performance of the Work    16
Section 2.4    Training and Exchange of Personnel    16
Section 2.5    Progress Reports and Final Report    17
Section 2.6    Use of Affiliates    17
Section 2.7    Subcontractors    18
Section 2.8    Provision of Personnel by Ballard    18
Section 2.9    Balance of Plant    19
Section 2.10    Work – Warranty Exclusion    19
Section 2.11    Products - Incidental Terms and Conditions    19
Section 2.12    Representations    19
Section 2.13    [commercially sensitive information redacted]    21
Section 2.14    Included Work    21
Section 2.15    [commercially sensitive information redacted]    22
Section 2.16    Safety and Personnel    22
Section 2.17    Mutual Indemnity – Product Liability    22
Section 2.18    Mutual Indemnity – Gross Negligence or Willful Misconduct    23
Section 2.19    Ballard Background IP and Sideground IP    23
Section 2.20    Materials – Third Party Purchases    24
ARTICLE 3
CHANGE MANAGEMENT PROCESS
Section 3.1    General    24
Section 3.2    Changes to the AUDI Program Plan or an applicable Work Package    24
Section 3.3    Package Costs and Timing    24

ARTICLE 4
PAYMENT FOR THE WORK
Section 4.1    The Package Costs    25
Section 4.2    Ancillary Costs and Expenses    25
Section 4.3    Payment of the Package Costs and Proof of Performance    25
Section 4.4    Invoices    26
Section 4.5    Payments    26
Section 4.6    Failure to Pay When Due    27
Section 4.7    Books and Records    27
Section 4.8    Audit    27
Section 4.9    Taxes & Customs    27
ARTICLE 5
DELIVERABLE APPROVAL
Section 5.1    Approval of Work and Deliverables    30
Section 5.2    Approval Procedure    30
Section 5.3    Notice of Disagreement    31
Section 5.4    Resolving Failures to Agree    31
ARTICLE 6
DELIVERABLE AND CRITICAL MILESTONE FAILURE
Section 6.1    Notification and Review    31
Section 6.2    Deliverable Failure    34
Section 6.3    Critical Milestone Failure    34
ARTICLE 7
ADVISORY COMMITTEE
Section 7.1    Advisory Committee    35
Section 7.2    Duties of the Advisory Committee    35
Section 7.3    Meetings of the Advisory Committee    35
Section 7.4    Meeting Minutes    36
Section 7.5    Notice of Advisory Committee Meetings    36
Section 7.6    Action by the Advisory Committee    36
Section 7.7    Lead Representatives    36
ARTICLE 8
INTELLECTUAL PROPERTY
Section 8.1    Ballard IP Indemnities    37
Section 8.2    Background IP    38
Section 8.3    Ballard Arising IP and Joint Arising IP    39
Section 8.4    Assistance and Co-operation regarding Arising IP    40
Section 8.5    Ballard Research License to AUDI    40
Section 8.6    Ballard Commercial License to AUDI    41
Section 8.7    Sublicensing by AUDI    43
Section 8.8    AUDI License to Ballard    43
Section 8.9    Sublicensees and Subcontractors    44

Section 8.10    Ballard Employee IP    44
Section 8.11    Ballard Core Know-How    44
Section 8.12    Notification of Third Party Infringement and Revocation Actions    45
Section 8.13    Defending Revocation Actions    45
Section 8.14    Enforcement - Non-Vehicular Field    45
Section 8.15    Enforcement – Vehicular Field    47
Section 8.16    Transfer of Know-How    48
Section 8.17    Restrictions on Use of Transferred Ballard Core Know-How    48
Section 8.18    Possible further collaboration    49
Section 8.19    Stack supply by Ballard    49
ARTICLE 9
INDEMNIFICATION PROCEDURE
Section 9.1    Indemnification Procedure    50
ARTICLE 10
TERM AND TERMINATION
Section 10.1    Term    53
Section 10.2    Extension of Initial Term    53
Section 10.3    Termination by AUDI    53
Section 10.4    Termination by AUDI - Ballard Bankruptcy    54
Section 10.5    Termination by Ballard    54
Section 10.6    Consequences of Termination    54
Section 10.7    Survival – General    55
Section 10.8    Survival of IP Licenses    56
ARTICLE 11
FORCE MAJEURE
Section 11.1    Consequences of Force Majeure    57
Section 11.2    Notice of Force Majeure and Time Limits Extended    57
Section 11.3    Elimination of Force Majeure    58
Section 11.4    Continuation of Force Majeure    58
ARTICLE 12
CONFIDENTIALITY
Section 12.1    Confidentiality Obligations    58
Section 12.2    Confidentiality and Third Parties    59
Section 12.3    Publicity    60
Section 12.4    Treatment of Confidential Information    60
Section 12.5    Equitable Remedies    60
Section 12.6    No Waiver by Virtue of Non-Exercise of Rights    60
Section 12.7    Prior Confidentiality Agreement    61
ARTICLE 13
DISPUTE RESOLUTION
Section 13.1    Settling Disputes    61

Section 13.2    Referral to Senior Officers    61
Section 13.3    Decision Binding    61
Section 13.4    Submission to Arbitration    61
Section 13.5    Acceptance and Implementation    62
Section 13.6    Conduct of Arbitration    62
Section 13.7    Arbitration Award    62
ARTICLE 14
MISCELLANEOUS
Section 14.1    Termination of TDA 2.5    62
Section 14.2    [commercially sensitive information redacted]    63
Section 14.3    Notices    63
Section 14.4    Further Assurances    64
Section 14.5    Expenses    65
Section 14.6    Time of the Essence    65
Section 14.7    No Partnership    65
Section 14.8    Third Party Beneficiaries    65
Section 14.9    Amendments    65
Section 14.10    Waiver    65
Section 14.11    Entire Agreement    65
Section 14.12    Successors and Assigns    66
Section 14.13    IP Licenses and Bankruptcy of a Licensor    66
Section 14.14    Severability    66
Section 14.15    Governing Law    67
Section 14.16    Counterparts    67
Section 14.17    Remedies Cumulative    67

SCHEDULES
Schedule “A”    …………………………………………………………………AUDI Program Plan

Schedule “B”    ……………………………………………………….Change Management Process

Schedule “C”    …………………………………………….Ballard Non-Stationary Background IP

Schedule “D”    ………………………………………..Products - Incidental Terms and Conditions

Schedule “E”    ………………………………………………………...Deliverables and Know-How

Schedule “F”    ………………………………………………………………………...Royalty Terms

Schedule “G”    …………………………………………………………Work Package Plan Template

Schedule “H”    ……………...AUDI “conditions for customs and foreign trade related contracts”

Schedule “I”    ……………………….Model Requirements Specification (“Muster-Lastenheft”)

Schedule “J”    ……………………..………………………. Technical Targets “Bauteillastenheft”

Schedule “K”    ………………………………….…………AUDI Program Plan Justification Items

TECHNOLOGY DEVELOPMENT AGREEMENT
This Technology Development Agreement is made effective as of June 11, 2018
BETWEEN:
AUDI AG, with its registered office at 85045 Ingolstadt, a company existing under the laws of the Federal Republic of Germany, VAT-ID DE811 115 368
("AUDI")
AND:
BALLARD POWER SYSTEMS INC., with its registered office at 9000 Glenlyon Parkway, Burnaby, British Columbia V5J 5J8, a company existing under the laws of Canada, Tax-ID No. 83220 2493
("Ballard")
WHEREAS AUDI and Ballard, each acting in its own interest, contemplate the development of Fuel Cell Systems for Vehicular Applications, and in that connection the acquisition by AUDI from Ballard of relevant Fuel Cell technology to be developed by Ballard, on the terms and conditions set out in this Agreement;
WHEREAS AUDI will be responsible for integrating the Ballard developed Fuel Cell technology into its BOP located in Germany;
WHEREAS AUDI will be trained on the Ballard developed Fuel Cell technology by way of participating in its development by and within the control of Ballard;
WHEREAS AUDI will own the Ballard developed Fuel Cell technology;
WHEREAS AUDI will have a limited license to Ballard Background IP that will be royalty-free for research purposes and subject to a royalty for commercialization purposes;
WHEREAS Ballard will have a royalty-free license of the Arising IP for certain applications not pertinent to AUDI's business;
NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby agree as follows:
ARTICLE 1
INTERPRETATION

Section 1.1	Defined Terms
As used in this Agreement, the following terms have the following meanings:
"Accounting Principles" has the meaning set out in Section 1.7.

"Advisory Committee" has the meaning set out in Section 7.1.
"Affiliate" of a particular Person means a Person that, directly or indirectly, Controls, is under common Control with, or is Controlled by, the specified Person. For AUDI, "Affiliate" includes Affiliates of VW.
"Agreement" means this technology development agreement (including the Schedules hereto) as the same may be supplemented or amended from time to time.
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[commercially sensitive information redacted]
"Appraisal Process" has the meaning set out in Section 8.6(4)(d)(ii).
"Appraiser" and "Appraisers" have the meanings set out in Section 8.6(4)(e)(i).
"Arising IP" means Ballard Arising IP and Joint Arising IP.
"Assumption Deadline" has the meaning set out in Section 9.1(2).
"AUDI Employee" has the meaning set out in Section 2.4(2).
"AUDI Improvement" means any Intellectual Property Rights resulting from an Improvement to Ballard Non-Stationary Background IP or Ballard Sideground IP developed by AUDI during the Term under the Ballard Licenses.
"AUDI Indemnitees" means each of the VW Group members and their respective directors, officers, employees and agents.
"AUDI License" has the meaning set out in Section 8.8(1).
"AUDI Patent" means any issued patent making up any of AUDI's Patent Rights in the Arising IP or in any AUDI Improvements.
"AUDI Permitted Sublicensee" means any Person (i) in which AUDI or VW holds directly or indirectly a participatory interest of at least 25% (whether by way of securities or otherwise) or that is an Affiliate of AUDI; and (ii) which is primarily focused on Vehicular Applications. For greater certainty, AUDI Permitted Sublicensee includes FAW Volkswagen Automotive Company Ltd. and SAIC Volkswagen Automotive Company Limited so long as VW continues to hold, directly or indirectly, a participatory interest of at least 25% (whether by way of securities or otherwise).
"AUDI Program Plan" means the development plan for Fuel Cells for AUDI's Vehicular Applications as set forth in Schedule "A" to this Agreement and as may be amended from time to time in accordance with ARTICLE 3.
"AUDI Background IP" means all Intellectual Property Rights relating to Fuel Cells, BOP and Fuel Cell Systems held by AUDI or a member of the VW Group as at the date of this Agreement.

"AUDI Sideground IP" means all Intellectual Property Rights of any member of the VW Group relating to Fuel Cells, BOP and Fuel Cell Systems arising during the Term, independent of and not arising from the Work or from any Confidential Information provided to AUDI by or on behalf of Ballard.
"Automotive OEM" means an OEM the primary business of which is the manufacture of Vehicles.
"Auxiliary Power Unit Application" or "APU" means a system in a Vehicle that incorporates a Fuel Cell but the main purpose of which is not to provide propulsion power or power to charge an electric storage unit of the propulsion system.
"Background IP" means Ballard Background IP or AUDI Background IP, as the case may be.
"Ballard Background IP" means all Intellectual Property Rights relating to Fuel Cells, BOP and Fuel Cell Systems held by Ballard, by any other member of the Ballard Group or by BDF Holdings as at the date of the TDA.
"Ballard Arising IP" means all Intellectual Property Rights developed, created or conceived by any member of the Ballard Group or by any Subcontractor and arising from the Work under the TDA 2.5 and during the Term, but, for greater certainty, excluding Ballard Background IP and Ballard Sideground IP.
"Ballard Commercial License" means the license set out in Section 8.6(1).
"Ballard Core Know-How" has the meaning set out in Part B of Schedule "E".
"Ballard Group" means, at any particular time, Ballard and any Person that is an Affiliate of Ballard at such time.
"Ballard Indemnitees" means each of the Ballard Group members and their respective directors, officers, employees and agents.
"Ballard Licensed IP" has the meaning set out in Section 8.5(1).
"Ballard Licenses" means the Ballard R&D License and the Ballard Commercial License.
"Ballard Non-Stationary Background IP" means (a) (i) all Patent Rights relating to Fuel Cells, BOP and Fuel Cell Systems held by any member of the Ballard Group or by BDF Holdings as at the date of the TDA and (ii) all Patent Rights in respect of which Ballard has, at the date of the TDA, the right to license to AUDI in respect of any or all Non-Stationary Applications, all as set out in Schedule "C"; and (b) all Know-How relating to Fuel Cells, BOP and Fuel Cell Systems held by any member of the Ballard Group or by BDF Holdings as at the date of this Agreement excluding any and all Ballard Core Know-How.
"Ballard R&D License" means the licenses set out in Section 8.5(1).
"Ballard Representative" means any Representative of Ballard.

"Ballard Sideground IP" means all Intellectual Property Rights of any member of the Ballard Group relating to Fuel Cells, BOP and Fuel Cell Systems arising after the date of the TDA, but independent of and not arising from Ballard’s efforts under the TDA, the TDA 2.5 or this Agreement, or from any Confidential Information provided to Ballard by or on behalf of VW or AUDI.
"Ballard Worker" means an employee of Ballard or an employee of any of Ballard's Affiliates or Subcontractors.
"BDF Holdings" means BDF IP Holdings Ltd., a company existing under the laws of Canada.
"BOP" (Balance of Plant) means the components, devices, materials, processes and subsystems assembled or designed for assembly around a Fuel Cell, including:

(i)	fuel supply subsystem;

(ii)	air supply subsystem;

(iii)	Fuel Cell systems controls;

(iv)	power distribution subsystem; and

(v)	Fuel Cell system component enclosures for mechanical, thermal, noise, vibration, water and electromagnetic compatibility/ electromagnetic interference (EMC/EMI) protection;
which, together with a Fuel Cell, takes fuel and delivers electricity for an application but, for greater certainty, excludes every item included in the definition of Fuel Cell.
"Business Day" means any day which is not a Saturday, Sunday or a day on which banks are not open for business in Ingolstadt, Germany or in Vancouver, British Columbia, Canada.
"Calendar Month" means an integral, calendar month, commencing on the first day and concluding on the last day of that month.
"Calendar Year" means each successive period of twelve (12) Calendar Months commencing on January 1 and ending on December 31.
"Change" has the meaning set out in Section 3.1(1).
"Change Management Process" means the change management process set out in Schedule "B".
"Change Order Request" has the meaning set out in Schedule "B".
"Claim" means any suit, action, proceeding, claim or demand.
"Commercial Notification" has the meaning set out in Section 8.6(1).
"Commercialize" has the meaning set out in Section 8.6(1).

"Confidential Information", without limiting the generality of the generally accepted meaning of the term, includes all information and data relating to this Agreement, any Work Package, the Work and each Party (including, for this purpose, its Affiliates), including its assets, operations, methods of operating, customers, affairs, processes, personnel, prospects and plans and including non-published Intellectual Property Rights, Know-How, business opportunities, and customer, financial, production, scientific and technical data and information, whether written, electronic, digital, graphic, visual, oral or otherwise, as well as samples or specimens thereof, howsoever or whensoever obtained by each Party or Representative thereof, together with all analyses, compilations, notes, data, studies or copies thereof. For the purposes of this Agreement, Confidential Information of AUDI includes all Arising IP and such Arising IP shall not be construed as Confidential Information of Ballard for the purposes hereof.
"Control" of a corporation, limited liability company, other body corporate or other entity by a Person only occurs, for the purposes of this Agreement, if:

(i)
securities of the corporation, limited liability company, other body corporate or other entity to which are attached 50% or more of the votes that may be cast to elect directors of the corporation, limited liability company, other body corporate or other entity (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) or other rights to elect a majority of directors or such other members are held, other than by way of security or pledge only, by or for the benefit of that Person, or

(ii)
the votes attached to those securities are sufficient, or such rights are sufficient, if exercised, to elect a majority of the directors (or other members of the governing body of the corporation, limited liability company, other body corporate or other entity, if it has no board of directors) of the corporation, limited liability company, other body corporate or other entity.

"Critical Milestone" means a critical milestone identified as such in the AUDI Program Plan.
"Critical Milestone Date" has the meaning set out in the AUDI Program Plan.
"Deliverable" means any Product, Material and/or Work Product that is required to be delivered by Ballard to AUDI in accordance with each applicable Work Package.
"Deliverable Date" has the meaning set out in each applicable Work Package.
"Demonstration Vehicle" means any Vehicle that any member of the VW Group sells or leases to an independent Third Party for public, commercial end use for the purposes of evaluating the commercial viability of or interest in a Vehicle powered, in whole or in part, by a Fuel Cell and/or Fuel Cell System.
"Development" means the next stage in the development process following research.
"Dispute" has the meaning set out in Section 13.1.
"Documents" has the meaning set out in Section 4.7.

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[commercially sensitive information redacted]
"Force Majeure" means an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the Party claiming Force Majeure and which, by the exercise of due diligence the Party claiming Force Majeure is unable to prevent or overcome, including acts of god, fire, explosion, civil disturbance, war, riot, insurrection, military or guerrilla action, terrorist activity, economic sanction, blockade or embargo, sabotage, flooding, earthquake, drought and action or restraint by the order of any governmental authority (so long as the Party claiming Force Majeure has not applied for or assisted in the application for, and has opposed where and to the extent commercially reasonable, such action or restraint by such governmental authority); provided, however, that a Party's own lack of funds will not constitute "Force Majeure" in respect of such Party.
"Fuel Cell" means a proton exchange membrane fuel cell or fuel cell stack and components, devices, materials, processes and subsystems thereof necessary or desirable for the functioning of, and comprising part of, the fuel cell or fuel cell stack, including:

(i)	membrane electrode assemblies;

(ii)	plates with flow fields for fuel, oxidant and/or coolant;

(iii)	seals and compression hardware;

(iv)	stack enclosures for mechanical, thermal, noise, vibration, water and electromagnetic compatibility/electromagnetic interference (EMC /EMI) protection; and

(v)	electrical and mechanical interfaces.
"Fuel Cell System" means a system, consisting of a Fuel Cell and a BOP, that takes fuel and delivers electricity for an application, and such system's components, devices, materials, processes and subsystems.
"Group" means the Ballard Group and/or the VW Group as the circumstances may require.
"IFRS" means International Financial Reporting Standards, at the relevant time.
"Improvements" means all updates, modifications, enhancements and improvements to Intellectual Property Rights.
"Indemnified Party" has the meaning set out in Section 9.1.
"Indemnifying Party" has the meaning set out in Section 9.1.
"Intellectual Property Rights" of a Person means that Person's right, title and interest in and to all inventions (whether or not reduced to practice and whether or not patentable), discoveries, designs, trade secrets, ideas, work, technology, innovations, creations, concepts, development drawings, diagrams, images, specifications and plans, research, analysis, experiments, data, formulas, compounds, compositions, methods, procedures, processes, systems, devices, software (including source code, object code, executables, macros, scripts and libraries), techniques and other forms of intellectual property rights (other than trademarks and trade names), including all Patent Rights, Know-How, trade secret rights, copyrights, moral rights, performance rights, industrial design rights and any other proprietary rights, whether registered or unregistered which may subsist anywhere in the world, and further including all applications for registration or issuance of any of the foregoing, all priority and convention rights in any of the foregoing, and all rights to file any such applications.
"IP License" means any of the Ballard Licenses or the AUDI License.
"Invoice" has the meaning set out in Section 4.4(2).
"Joint Arising IP" means all Intellectual Property Rights arising from the performance of any work that was or is jointly conducted by the Parties or their respective Representatives under the TDA 2.5 or under the AUDI Program Plan or each applicable Work Package or as part of the Work during the Term, but, for greater certainty, excludes Ballard Background IP, Ballard Sideground IP, AUDI Background IP and AUDI Sideground IP.
"Key Surviving Provisions" has the meaning set out in Section 10.7(3).
"Know-How" of a Person means that Person's right, title and interest in and to all inventions (whether or not reduced to practice and whether or not patentable), discoveries, designs, trade secrets, ideas, work, technology, know-how, innovations, creations, concepts, development drawings, diagrams, images, specifications and plans, research, analysis, experiments, information, data, formulas, compounds, compositions, methods, procedures, processes, systems, devices and techniques whether or not proprietary or patentable, all to the extent not covered by Patent Rights, and whether stored or transmitted in oral, documentary, electronic or other form, including any Products, but does not include trademarks or trade names.
"Labour Fee Rates" means the fee rate for labour in the amount of [commercially sensitive information redacted] per hour which shall be used by Ballard for the calculation of labour-related Package Costs for each applicable Work Package.
"Lead Representative" has the meaning set out in Section 7.1.
"Licensed Product" means a Fuel Cell or portion thereof covered by a Valid Claim, which Fuel Cell is for end use in a Vehicle.
"Losses" means any and all losses, liabilities, costs (including reasonable costs of legal counsel on a full indemnity basis and of other professional advisors and reasonable costs of investigating, defending and negotiating settlement of any applicable Claim), expenses, fines, penalties and damages, and interest thereon, whether incurred through judicial or administrative proceedings, settlement or otherwise.
"Materials" means all consumable materials used in connection with the Work.
"MEA Components" means membrane, catalyst layers (anode and cathode), including catalyst material and ionomer material in detail, GDL (gas diffusion layer), MPL (microporous layer) and, if applicable, any seals or frames.

"Model Requirements Specification" means the model requirements specification (“Muster-Lastenheft”) attached as Schedule "I".
"Month" means a period, which may or may not correspond to an integral calendar month, calculated from a day in one month to a day numerically corresponding to that day in the following month, less one day.
"Non-Stationary Application" means any application of a Fuel Cell System which is not a Stationary Application; and for greater certainty Non-Stationary Application includes any Vehicular Application.
"Non-Stationary Field" means the field consisting of Non-Stationary Applications.
"Non-Vehicular Application" means any (i) Stationary Application and (ii) Non-Stationary Application, other than Vehicular Applications.
"Non-Vehicular Field" means the field consisting of (i) Stationary Applications and (ii) Non-Stationary Applications, other than Vehicular Applications.
"Notice" has the meaning set out in Section 14.3; and "Notify" or "Notification" shall have corresponding meanings.
"OEM" means an original equipment manufacturer, together with its Affiliates.
"Project Budget" means the estimated budget as set out in Schedule "A".
"Owner" has the meaning set out in Section 8.2(1).
"Party" means either of AUDI and Ballard.
"Patent Rights" of a Person means that Person's right, title and interest in and to all pending patent applications and issued patents filed and in force or capable of being filed in any country, region or jurisdiction throughout the world, including all provisionals, priority claims, regular applications, utility model applications, divisionals, continuations, continuations-in-part, registrations, renewals, patents of addition, re-examinations, supplementary protection certificates, extensions, confirmations, restoration of patent terms and reissues thereof, and all foreign counterparts of the foregoing.
"Person" means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or governmental entity, and pronouns have a similarly extended meaning.
"Products" means any and all goods and equipment to be supplied by Ballard in accordance with each applicable Work Package or otherwise created, developed, produced or supplied by Ballard and/or Ballard Representatives as part of the Work, including Fuel Cells (including prototypes) for AUDI's Vehicular Applications and any spare parts, test stations, environmental chambers, diagnostic test equipment and other goods and equipment which, in each case, are specifically set out in each applicable Work Package. For the sake of clarification, any goods and equipment supplied by Ballard as a supplier for the serial manufacturing or use of Fuel Cells by AUDI shall not be Products, but shall be ordered separately by AUDI and the terms and conditions of such separate orders shall apply for such goods and equipment.
"Package Costs" means, subject to Section 4.9(1), the costs and expenses set out in each individual Work Package.
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"Quarter" means a calendar quarter, provided, however, that the first Quarter of the Term will commence on (and include) the date of this Agreement and will end on (and include) the first to occur of March 31, June 30, September 30 or December 31 and the last quarter of the Term will commence on (and include) the first day after the last day of the previous Quarter and will end on (and include) the date on which this Agreement is terminated (or expires in accordance with its terms).
"Recoveries" has the meaning set out in Section 8.14(1).
"Related Lead Party" has the meaning set out in Section 9.1(1).
"Related Parties" means, in respect of any Party, it and its Group members, officers, directors, employees and agents.
"Representative" (a) with reference to a Party, means any Affiliate of that Party and any director, officer, employee or agent of that Party or of any Affiliate of that Party and (b) with reference to any Subcontractor, means any director, officer, employee or agent of that Subcontractor directly and actively engaged in the Work.
"Research & Development" has the meaning set out in Section 8.5(1).
"Revocation Action" has the meaning set out in Section 8.12.
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“Single Point of Contact (or SPOC)” has the meaning set out in Section 2.2(i);
"Stationary Application" means any application of a Fuel Cell System in which such Fuel Cell System is designed to be attached to a fixed site, being land, a building or other immobile structure for extended use at that site, and includes stationary electrical power systems which are transportable for temporary site power supply.
"Stationary Field" means the field consisting of Stationary Applications.
"Step" means a milestone identified as such in each applicable Work Package.
"Subcontractor" means any Third Party that Ballard engages to perform any of the Work.
"Term" has the meaning set out in Section 10.1.
"Territory" means any country or jurisdiction throughout the world.

"TDA" means the Technology Development Agreement concluded between Ballard and VW on March 1, 2013.
"TDA 2.5" means the Technology Development Agreement between Ballard and AUDI as set out in Schedule A of the TDA Assignment and Amending Agreement.
"TDA Assignment and Amending Agreement" means the TDA Assignment and Amending Agreement concluded between Ballard, VW and AUDI on December 21, 2017.
"Third Appraiser" has the meaning set out in Section 8.6(4)(e)(v).
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"Third Party" in relation to a Party means a Person that is not an Affiliate of that Party and that is not a Party.
"Third Party Claim" has the meaning set out in Section 9.1.
"Transferred Ballard Core Know-How" means that portion of the Ballard Core Know-How [commercially sensitive information redacted]
"Treaty" has the meaning set out in Section 4.9(4).
"VAT" has the meaning set out in Section 4.9(2).
"Valid Claim" means a claim of an issued and unexpired patent within the Ballard Licensed IP, which (i) has not been revoked or held unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal; or (ii) has not been abandoned, disclaimed, or admitted to be invalid or unenforceable through reissue or disclaimer or otherwise.
"Vehicles" means motorized non-rail-bound land vehicles (including passenger cars, vans, sport utility vehicles, light trucks, heavy trucks, buses, trolley-buses, emergency services vehicles (including medical, fire, police and security vehicles), motorcycles and motorized bikes), but excluding all-terrain vehicles (ATVs), and recreational off-road vehicles (ROVs), and vehicles and machinery designed for off-road use that perform a task other than transporting people or materials on roads, including materials handling equipment, golf carts, ground support equipment, agricultural equipment and construction equipment. For greater certainty, Vehicles (i) always includes passenger cars, vans, sport utility vehicles, light trucks, heavy trucks, buses, trolley-buses, emergency services vehicles (including medical, fire, police and security vehicles), motorcycles and motorized bikes, whether or not they are capable of off-road use and (ii) always excludes ATVs, ROVs and vehicles and machinery designed for off-road use that perform a task other than transporting people or materials on roads, including materials handling equipment, golf carts, ground support equipment, agricultural equipment and construction equipment, whether or not they are capable of on-road use.
"Vehicular Application" means any application of a Fuel Cell or a Fuel Cell System in which such Fuel Cell or Fuel Cell System is designed to be used in a Vehicle, including but not limited to any Auxiliary Power Unit Application for use in any such Vehicle.

"Vehicular Field" means the field consisting of Vehicular Applications.
"VW" means Volkswagen AG.
"VW Group" means, at any particular time, VW, AUDI and any Person that is an Affiliate of VW or AUDI at such time.
"Work" means the provision of the Products, Materials and Deliverables, and the generation of any of the Work Product, in accordance with each applicable Work Package.
"Work Package" means each agreement between AUDI and Ballard including the details regarding the Deliverables to be provided by Ballard to AUDI, the Deliverable Dates, the Steps, the dates, the specifications and the Package Costs to be paid by AUDI to Ballard.
"Work Product" means any concept, thing, act, requirement, or occurrence that is, or that is required to be, developed, provided, produced, delivered, fulfilled or occur pursuant to each applicable Work Package; and includes any documentation, designs, specifications, plans or reports, including operation, maintenance and training manuals, technical drawings, designs and specifications, models, project work and quality assurance plans, test plans, procedures and reports and other associated materials referred to or set out in or arising from each applicable Work Package but for greater certainty does not include any Products or Materials supplied to AUDI under each applicable Work Package.

Section 1.2	Schedules
The following Schedules to this Agreement form an integral part of this Agreement:
Schedule "A"    AUDI Program Plan
Schedule "B"    Change Management Process
Schedule "C"    Ballard Non-Stationary Background IP
Schedule "D"    Products– Incidental Terms and Conditions
Schedule "E"    Deliverables and Know-How
Schedule "F"    Royalty Terms
Schedule "G"    Work Package Plan Template
Schedule "H"    AUDI "conditions for customs and foreign trade related contracts"
Schedule "I"    Model Requirements Specification (“Muster-Lastenheft”)
Schedule "J"    Technical Targets “Bauteillastenheft”
Schedule "K"    AUDI Program Plan Justification Items

Section 1.3	Gender and Number
Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

Section 1.4	Headings, etc.
The provision of a table of contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect its interpretation.

Section 1.5	Currency
All references in this Agreement to dollars or to "$" are expressed in Canadian currency unless otherwise specifically indicated.

Section 1.6	Certain Phrases, etc.
In this Agreement (i) the words "including", "includes" and "include" mean "including (or includes or include) without limitation" and (ii) the words "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of". Unless otherwise specified, the words "Article", "Section" and other subdivision followed by a number or "Schedule" mean and refer to the specified Article, Section or other subdivision of, or Schedule to, this Agreement. In the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from but excluding" and the words "to" and "until" each mean "to and including".

Section 1.7	Accounting Terms
Wherever in this Agreement reference is made to IFRS or other similar terms ("Accounting Principles"), such reference will be deemed to be to such Accounting Principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable to Ballard as at the date on which such calculation is made or required to be made in accordance with Accounting Principles.

Section 1.8	References to Persons and Agreements
Any reference in this Agreement to a Person includes its legal representatives, successors and permitted assigns. Except as otherwise provided in this Agreement, any reference to this Agreement or any other agreement or document refers to this Agreement or such other agreement or document as the same may have been or may from time to time be amended, modified, extended, renewed, restated, replaced, supplemented or novated and includes all schedules to it.

Section 1.9	Statutes
Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it as it or they may have been, or may from time to time be, amended, re-enacted or replaced.

Section 1.10	Non-Business Days

Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment must be made or such action must be taken on or not later than the next succeeding Business Day.

Section 1.11	Bold Face and Defined Terms
This Agreement sets out or purports to set out all Defined Terms in Section 1.1 in bold-face type throughout the text of the Agreement. To the extent that any Defined Term is not set out in bold face, it shall nonetheless be considered to be, and shall be interpreted as being, a Defined Term and shall be given the meaning set out in Section 1.1.

Section 1.12	General Interpretation
In this Agreement:

(a)	the term "will" has the same meaning as "shall", and any reference to "will" is to be construed as "shall";

(b)	when calculating the period of time within which or following which any act is to be done or step taken, the date which is the reference day in calculating such period shall be excluded;

(c)	any references to times or dates shall apply Pacific Standard Time (PST).

(d)	words or abbreviations which have well known or trade meanings are used herein in accordance with their recognized meanings unless otherwise defined;

(e)	unless otherwise specified, "days" means calendar days;

(f)	any rule of construction that any ambiguities are to be resolved against the drafting Party shall not be employed in the interpretation of this Agreement;

(g)
the terms "hereof", "hereunder", "herein", "hereby", "hereto", "thereunder" and similar expressions refer to this Agreement and not to any particular part, section or other portion hereof and include any agreement supplemental hereto; and

(h)	to the extent there is any inconsistency between this Agreement and any of the Schedules attached to this Agreement, the provisions of this Agreement shall prevail.

ARTICLE 2	THE WORK - THE WORK PACKAGES

Section 2.1	Ordering Work Packages

(1)
AUDI shall have the right to order individual Work Packages from Ballard under this Agreement. This Agreement provides the legal framework for the individual Work Packages; the terms and conditions of this Agreement shall apply for each applicable Work Package. The Parties shall agree on the subject matters of each applicable Work Package on a case-by-case basis.

(2)	AUDI is obliged to order the Work Packages necessary for the performance and completion of the AUDI Program Plan during the Term and in accordance with the terms and conditions of this Agreement.

(3)	Each Work Package will be ordered using the Model Requirements Specification attached to this Agreement as Schedule "I".

Section 2.2	Subject Matters of the Work Packages
Each Work Package shall include the following subject matters:

(a)	a detailed description of all Work and Deliverables to be provided by Ballard;

(b)	fixed Package Costs for all Work and Deliverables to be provided by Ballard;

(c)	a detailed and plausible calculation of the Package Costs;

(d)	a forecast of the amount of work and working hours;

(e)	start and end date;

(f)	any applicable Steps to be achieved by Ballard;

(g)	any applicable Deliverable Dates;

(h)	the place of performance;

(i)	a contact person of AUDI and Ballard (each a “Single Point of Contact (or SPOC”). The Parties will ensure that the number of SPOCs for all Work Packages is as low as possible; and

(j)	any applicable conditions, standards, technical guidance, operating equipment regulations and workflows to be met.

Section 2.3	Performance of the Work
Upon execution of this Agreement, subject to ARTICLE 11, Ballard will commence and thereafter diligently pursue and continue the performance and completion of the Work according to each applicable Work Package:

(a)
with technically adequate and reasonable care, observing recognized rules and standards of technological research, and in a prudent, professional and orderly fashion and in a good and workmanlike manner;

(b)	independently and on its own responsibility based on the subject matters of each applicable Work Package;

(c)	in accordance with all applicable laws (excluding any laws enacted after the date of each applicable Work Package which require a change to the specifications of such Work Package); and

(d)
using all commercially reasonable efforts to seek to achieve the technology development goals, Steps, Deliverables, testing requirements and any other obligations set out in each applicable Work Package;

in each case, in accordance with, and subject to, the terms and conditions of this Agreement.

Section 2.4	Training and Exchange of Personnel

(1)
Ballard agrees to provide any training necessary for AUDI to use the Deliverables of an applicable Work Packages. The details and the costs of such training will be agreed upon under the applicable Work Package or under additional Work Packages.

(2)	[commercially sensitive information redacted].

(3)	Notwithstanding Section 2.4(2):

(a)	[commercially sensitive information redacted];

(b)
access of AUDI Employees, or any other authorized AUDI Representatives, to the Ballard premises will be restricted to those areas in which Ballard is performing Work under this Agreement as well as general purpose areas;

(c)
AUDI will not have any control over or right to use the Ballard premises other than the right of the AUDI Employees, or any other authorized AUDI Representatives, to observe the Work being performed by Ballard under this Agreement

(d)
the AUDI Employees will remain employees of AUDI, must be clearly identifiable as employees of AUDI, are only subject to directions by AUDI and will have no authority to direct Ballard or Ballard Workers in respect of the performance of the Work, including but not limited to time management, organization of work and supply of personnel; and

(e)	AUDI will not project its own commercial or other interests at or from Ballard's premises and will have no authority to direct Ballard Workers.

Section 2.5	Progress Reports and Final Report

(1)
Upon request by AUDI, Ballard will provide to AUDI's Lead Representative within twenty (20) Business Days of the request a detailed written report on the overall progress of the Work under the AUDI Program Plan and the applicable Work Packages, including particulars on the scope, schedule and current status of the Work, including delays and challenges, and the status of the Deliverables and Critical Milestones, substantially in the form of Schedule “G” or as otherwise agreed by the Advisory Committee. AUDI acknowledges that repeated requests may result in delays in the Work and may impact Ballard’s ability to achieve all Deliverables for each applicable Work Package on or before the applicable Deliverable Date.

(2)
Ballard will, within thirty (30) Business Days following the end of each applicable Work Package, provide AUDI with a detailed written report for the Work and the Deliverables under such Work Package, which shall include any and all test results and a complete technical design documentation and specifications set out to a technically reasonable level of detail and which will provide sufficient information so as to enable AUDI to fully and clearly understand the analysis and results of the Work.

(3)
Ballard will, within sixty (60) Business Days following the end of the Term of this Agreement or any effective termination date of this Agreement, provide AUDI with a detailed written report for the Work, which shall include any and all test results and a complete technical design documentation and specifications set out to a technically reasonable level of detail and which will provide sufficient information so as to enable AUDI to fully and clearly understand the analysis and results of the Work.

Section 2.6	Use of Affiliates
Ballard may from time to time, in its sole discretion, provide any or all of the Work through any Affiliate which is Controlled by Ballard. Ballard must Notify AUDI of the names of any such Affiliates. With each such Affiliate, Ballard must enter into a written agreement ensuring that such Affiliate will comply with the obligations of Ballard set out under this Agreement and protect the rights and interests of AUDI to the same extent as required of Ballard hereunder. A copy of each such agreement must be provided to AUDI within ten (10) Business Days following AUDI's request for any such copy.

Section 2.7	Subcontractors

(1)
Subject to Section 2.7(2), AUDI acknowledges that Ballard intends to use Subcontractors to provide Products, Materials, Work Products or Deliverables to enable Ballard to perform some (but not all or substantially all) of its obligations under this Agreement or each applicable Work Package. Ballard acknowledges and agrees that (a) any such Subcontractor shall be engaged by Ballard directly and not by any other member of the Ballard Group nor by any other Subcontractor and (b) Ballard will be fully responsible for the performance of its obligations (or failure to perform its obligations) under this Agreement or each applicable Work Package including with respect to the Products, Materials, Work Products and Deliverables provided by such Subcontractors (or the failure of such Subcontractors to provide Products, Materials, Work Products and Deliverables). Ballard must Notify AUDI of the names of all such Subcontractors. Ballard shall be solely responsible for payment of its Subcontractors. With each such Subcontractor, Ballard must enter into a written agreement ensuring that such Subcontractor will fully comply with the obligations of Ballard set out under this Agreement or each applicable Work Package and protect the rights and interests of AUDI to the same extent as required of Ballard hereunder. Subcontractors shall have no right to use or subcontract to other Subcontractors or any member of the Ballard Group. A copy of each such written agreement must be provided to AUDI within ten (10) Business Days of execution. Ballard shall be the point of contact for AUDI. Ballard shall be responsible for duly supervising, managing and directing the activities and performance of its Subcontractors in connection with the Work. Ballard shall not appoint a Subcontractor without the prior written consent of AUDI.

(2)
The Parties recognize that the basis by which AUDI has been drawn to engaging Ballard to perform and provide the Work is on the representation that Ballard and its Affiliates have sufficient, qualified and experienced employees available to carry out all or most of the Work including all material aspects of the Work. Ballard will accordingly use all commercially reasonable efforts to involve in the Work such employees of Ballard and its Affiliates as are reasonably necessary to carry out the Work.

Section 2.8	Provision of Personnel by Ballard

(1)
Ballard shall at all times supply sufficient, fully competent workers to perform the Work in accordance with this Agreement and each applicable Work Package. The Ballard Workers shall have experience, training, and expertise sufficient to perform and provide the Work in accordance with this Agreement and each applicable Work Package. All costs and expenses associated with training and retraining Ballard Workers will be the responsibility of Ballard and shall be at no charge to AUDI.

(2)
AUDI shall not be obligated or liable, under any circumstances whatsoever, to: (a) pay for, or keep in effect, any unemployment insurance, worker's compensation, hospitalization insurance, health insurance, medical insurance, dental insurance, disability insurance, life insurance or other insurance or pension coverage for the benefit of any Ballard Workers; (b) pay for any of the salary or income of any Ballard Workers (without relieving AUDI of its obligation to pay Ballard for the Work in accordance with this Agreement); (c) pay any fees or remuneration whatsoever to any Ballard Workers; or (d) pay for or be responsible for any leave, vacation, overtime or any other payments which may be assessed against any Ballard Representative or Subcontractor under any statutory authority for the performance of the Work.

Section 2.9	Balance of Plant
For greater certainty, AUDI will be solely responsible for the research, design, development and manufacture of the BOP for AUDI's Vehicular Application Fuel Cell Systems that incorporate any Product or Materials.

Section 2.10	Work – Warranty Exclusion
Ballard hereby disclaims any warranty or condition (whether express, inferred or implied) of or relating to the merchantability or fitness for a particular purpose of the Work, except to the extent expressly set out in this Agreement or any applicable Work Package. Except as expressly set out in this Agreement, Ballard makes no, and there is no, other warranty, representation, obligation or liability (whether express, inferred or implied), statutory or otherwise, however arising (whether by contract, tort, negligence, principles of manufacturer's liability, operation of law, conduct, statement or otherwise) to AUDI in connection with or relating to the Work.

Section 2.11	Products - Incidental Terms and Conditions

(1)	The terms and conditions set out in Schedule "D", will apply to Products delivered by Ballard to AUDI under this Agreement or each applicable Work Package.

(2)
Ballard shall assure that all Final Products (as defined in Schedule "D", Section 1) delivered to AUDI under this Agreement or each applicable Work Package have a preferable CETA origin and that the delivery of all Products is in accordance with the AUDI "conditions for customs and foreign trade related contracts" attached in Schedule "H".

Section 2.12	Representations

(1)	Ballard represents, warrants and covenants that as of the effective date of this Agreement:

(a)
Ballard has the authority to enter into this Agreement and the Work Packages and is unaware of any facts which would prevent Ballard from performing its obligations under this Agreement or the Work Packages;

(b)
To the best of Ballard's knowledge, Schedule "C" is a full and complete list of all Patent Rights of Ballard, any other member of the Ballard Group and BDF Holdings and that are available to be licensed to AUDI;

(c)	Neither Ballard, nor any other member of the Ballard Group, has any actual knowledge of:

(i)
any Third Party Intellectual Property Rights that would or may be infringed, misappropriated, misused or violated by the Work, the production, delivery or use of any of the Deliverables, Products or Materials or the generation or use of any of the Deliverables or Work Product; or

(ii)
any Claim of a Third Party, actual or threatened, relating to the Work, the production, delivery or use of any of the Deliverables, Products or Materials or the generation or use of any of the Deliverables or Work Product, against any member of the Ballard Group based on an alleged infringement, misappropriation, misuse or violation of such Third Party's Intellectual Property Rights; and

(d)
Ballard is free of any statutory rights or obligations in favour of any Person that would prevent or impair Ballard from entering into and performing its obligations under the Agreement or the Work Packages.

(2)	Ballard represents, warrants and covenants that as of the effective date of this Agreement and thereafter:

(a)
Ballard and its Affiliates, together with any Subcontractors engaged under Section 2.7 of this Agreement, shall have the skills, expertise and resources necessary to efficiently perform the Work in accordance with this Agreement and the Work Packages;

(b)	Ballard is free of any contractual obligations in favour of any Person that would prevent or impair Ballard from entering into and performing its obligations under this Agreement or the Work Packages;

(c)
Ballard shall have good and marketable title to the Work, including any Products and Materials and any Work Product and Deliverable, made, created or provided by or on behalf of Ballard in connection with the Work, and shall, as between Ballard and all Ballard Representatives, have full authority to grant the rights and licenses set forth in this Agreement;

(d)
the Deliverables, Products, Materials and any Work Product made, created or provided by or on behalf of Ballard in connection with the Work shall not be subject to any liens, encumbrances, security interests, pledges, debts or the like;

(e)
other than the licenses expressly provided for in this Agreement and other than any Third Party Patent Rights that may exist, no other rights or licenses with respect to any aspect of the Work, including any Products or Materials and any Work Product and Deliverable made, created or provided by or on behalf of Ballard in connection with the Work, are necessary for AUDI and its Group to use, reproduce, adapt or otherwise exploit the same in accordance with the Ballard Licenses;

(f)	Ballard has not made and will not make any commitments, grants or licenses to any Affiliate or Third Party inconsistent with or in derogation of this Agreement;

(g)
Ballard will not re-assign or transfer any Ballard Worker from performing any portion of the Work in a fashion, time or manner that would prejudice or adversely affect the performance of its obligations under this Agreement or the Work Packages;

(h)
the Work will be carried out and the Products and Materials (other than Materials purchased by Ballard from Third Parties in compliance with Section 2.20) and any Work Product and Deliverable will be created only by:

(i)
employees of a member of the Ballard Group within the scope of their employment with a Ballard Group member who are under an obligation to assign the same and the Intellectual Property Rights therein (to the extent not automatically owned at law by such Ballard Group member) to Ballard or such other Ballard Group member; and/or

(ii)
Subcontractors under written obligations to assign all right, title and interest in and to the Work, including any Products or Materials (other than Materials purchased from Third Parties in compliance with Section 2.20) and any Work Product and Deliverable and the Intellectual Property Rights therein, to Ballard; and

(i)
all moral rights of Ballard and its Representatives in and to the Work, including any Products or Materials (other than Materials purchased by Ballard from Third Parties in compliance with Section 2.20) and any Work Product and Deliverable, have been waived or will be waived to the fullest extent permitted by law.

Section 2.13	[commercially sensitive information redacted]
[commercially sensitive information redacted].

Section 2.14	Included Work
If any services, functions, or responsibilities not specifically described in this Agreement and/or each applicable Work Package are an inherent, necessary, or customary part of the Work, or are required for proper performance or provision of the Work and the Deliverables in accordance with this Agreement and/or each applicable Work Package, they shall be deemed to be included within the scope of the Work to be performed, as if such services, functions, or responsibilities were specifically described in this Agreement and/or each applicable Work Package.

Section 2.15	[commercially sensitive information redacted]

(1)	[commercially sensitive information redacted].

(2)	[commercially sensitive information redacted].

Section 2.16	Safety and Personnel

(1)
Ballard will, and will cause each of its Representatives to, take all necessary precautions within their control for the safety of Persons on or in any work site and shall comply with all applicable provisions of federal, provincial and local laws, including security and safety laws to prevent accidents or injuries to Persons or damage to property on such work site. Ballard will, and will cause each of its Representatives present at any of AUDI's work sites to, comply with all applicable provisions of laws and corporate policies of AUDI applicable to the conduct of Persons on or in any work site governing safety, security, health, privacy and confidentiality (to the extent such corporate policies are not inconsistent with the remaining terms of this Agreement or each applicable Work Package).

(2)
AUDI will, and will cause each of its Representatives present at any of Ballard's work sites to, comply with all applicable provisions of federal, provincial and local laws and corporate policies of Ballard applicable to the conduct of Persons on or in any work site governing safety, security, health, privacy and confidentiality (to the extent such corporate policies are not inconsistent with the remaining terms of this Agreement or each applicable Work Package).

(3)	With respect to Section 2.16(1) and (2), where more than one law or regulation applies, the more stringent provision will apply.

Section 2.17	Mutual Indemnity – Product Liability

(1)
AUDI will indemnify, defend and hold harmless the Ballard Indemnitees from and against any and all Losses suffered or incurred by any of such Ballard Indemnitees resulting from any Third Party Claim made against any such Ballard Indemnitee for death, bodily injury or tangible property damage suffered by such Third Party from or in connection with any use, commercialization or exploitation of any Work or Arising IP under any of the Ballard Licenses by AUDI or any of its Affiliates or any Third Party; provided, however, that AUDI shall not be required to indemnify, defend and hold harmless the Ballard Indemnitees for any Losses pursuant to this Section 2.17(1) to the extent that: (a) such Losses arise from matters or Claims for which Ballard is required to indemnify any of the AUDI Indemnitees pursuant to Section 2.17(2), Section 2.18(1) or Section 8.1; (b) such Losses arise from any products supplied to any VW Group member by any of the Ballard Indemnitees where the Losses arise from a breach of any warranty applicable to any Products supplied under this Agreement or a Work Package or any other products supplied by Ballard to AUDI under any other supply agreement; (c) such Losses arise from Ballard's or any such Ballard Indemnitee's breach of any of the terms of this Agreement or a Work Package; or (d) such Losses arise from the gross negligence, willful misconduct or fraud of any such Ballard Indemnitees.

(2)
Ballard will indemnify, defend and hold harmless the AUDI Indemnitees from and against any and all Losses suffered or incurred by any of such AUDI Indemnitees resulting from any Third Party Claim made against any such AUDI Indemnitee for death, bodily injury or tangible property damage suffered by such Third Party from or in connection with any use, commercialization or exploitation of any Work, Deliverables or Arising IP under the AUDI Licenses by Ballard or any of its Affiliates or any Third Party; provided, however, that Ballard shall not be required to indemnify, defend and hold harmless the AUDI Indemnitees for any Losses pursuant to this Section 2.17(2) to the extent that: (a) such Losses arise from matters or Claims for which AUDI is required to indemnify any of the Ballard Indemnitees pursuant to Section 2.17(1) or Section 2.18(2); (b) such Losses arise from AUDI's or any such AUDI Indemnitee's breach of any of the terms of this Agreement or a Work Package; or (c) such

Losses arise from the gross negligence, willful misconduct or fraud of any such AUDI Indemnitees.

Section 2.18	Mutual Indemnity – Gross Negligence or Willful Misconduct

(1)
Ballard will indemnify, defend and hold harmless AUDI against all Losses that may result in any way from Ballard's gross negligence or willful misconduct in carrying out or performing its obligations under this Agreement or any applicable Work Package, except to the extent that any such Loss of AUDI is due in whole or in part to the gross negligence or willful misconduct of AUDI.

(2)
AUDI will indemnify, defend and hold harmless Ballard against all Losses that may result in any way from AUDI's gross negligence or willful misconduct in carrying out or performing its obligations under this Agreement or any applicable Work Package, except to the extent any such Loss of Ballard is due to the gross negligence or wilful misconduct of Ballard.

Section 2.19	Ballard Background IP and Sideground IP
As part of the AUDI Program Plan and/or each applicable Work Package or upon the request of AUDI from time to time, Ballard will and will cause its Representatives to disclose and discuss with AUDI and AUDI's Representatives the Ballard Background IP and the Ballard Sideground IP reasonably related to the Work, with the following exceptions:

(a)
unless explicitly provided under this Agreement, Ballard shall have no obligation to disclose or discuss any of the Ballard Core Know-How; provided however that Ballard will disclose, discuss and provide input data used by the Ballard Core Know-How in connection with any Work and output generated by the Ballard Core Know-How, and such inputs and outputs (but excluding the Ballard Core Know-How itself) shall form part of the Work Product; and

(b)	[commercially sensitive information redacted]

Section 2.20	Materials – Third Party Purchases
Ballard shall not, without the prior written consent of AUDI, purchase Materials from any Third Party to incorporate into any Products delivered to AUDI under each applicable Work Package if (a) those Materials are customized and not available to AUDI; and (b) Ballard has not been able to obtain and assign to AUDI any Intellectual Property Rights in respect of such Materials.

ARTICLE 3	CHANGE MANAGEMENT PROCESS

Section 3.1	General

(1)
Each of Ballard and AUDI may from time to time propose a change, modification or amendment to the AUDI Program Plan or an applicable Work Package ("Change"), provided that no such Change will be made unless it is either

(a)	agreed to in writing by Ballard and AUDI; or

(b)	made in accordance with Section 3.2.

(2)	[commercially sensitive information redacted]

Section 3.2	Changes to the AUDI Program Plan or an applicable Work Package
Subject to Section 3.3, AUDI may make any Changes to the AUDI Program Plan or an applicable Work Package under Section 3.1(1)(b), provided that any such Change:

(a)	is made in accordance with the Change Management Process as set out in Schedule "B"; and

(b)	would not, in the opinion of Ballard, acting reasonably and in good faith, adversely affect the health or safety of those performing the Work or any user of the Deliverables, Products and Materials.

Section 3.3	Package Costs and Timing
Notwithstanding any other provision of this Agreement, the Parties acknowledge and agree that the financial impact of any Change to the AUDI Program Plan or an applicable Work Package will be reflected by associated Changes to the Package Costs and/or the Project Budget and to the timing of any relevant Critical Milestones, Steps and Deliverables.

ARTICLE 4	PAYMENT FOR THE WORK

Section 4.1	The Package Costs

(1)
The Parties shall agree on the Package Costs of each applicable Work Package. Ballard must offer a fixed price for each Work Package. The offer shall disclose the calculation of the Package Costs. Each individual cost item shall be listed based on the description of the scope, the Work, the Steps and the Deliverables of each Work Package and shall especially include costs of Third Parties to be involved by Ballard.

(2)	Ballard shall apply the Labour Fee Rates for the calculation of the Package Costs.

Section 4.2	Ancillary Costs and Expenses

(1)
The Package Costs include all ancillary costs and expenses relating to the applicable Work Package. All costs and expenses which are not expressly borne by AUDI shall be borne by Ballard and are compensated with the Package Costs relating to the applicable Work Package. Deviations of the above must be expressly agreed between the Parties in writing.

(2)
Regardless of the agreed Package Costs of each applicable Work Package, AUDI agrees to reimburse Ballard for all reasonable travel and out-of-pocket expenses reasonably incurred by Ballard Workers, provided that such expenses are in accordance with Ballard's travel cost and general cost re-imbursement policy. Ballard will provide a copy of its policy to AUDI and will confer with the Advisory Committee before making any changes to it. Such travel and out-of-pocket expenses shall not include any overhead costs of Ballard, any member of the Ballard Group or any Subcontractor (or allocations thereof), general and/or administrative expenses or any other mark-ups, and shall be calculated at the applicable Ballard Worker's actual expense and shall be net of all rebates and allowances.

Section 4.3	Payment of the Package Costs and Proof of Performance

(1)
Any payment of the Package Costs shall only be made in line with the progress of the Work and after the provision of the Deliverables according to each applicable Work Package. For this purpose, a proof of performance shall be submitted by Ballard in advance. Ballard’s claim for payment only arises in case of actual performance of the Work and provision of the Deliverables according to the applicable Work Package.

(2)
Payment shall only be made after Ballard has submitted a proof of performance for the applicable Work Package to AUDI. A proof of performance may only be submitted after complete performance of the Work and the provision of the Deliverables or after achieving a Step according to the applicable Work Package. The proof of performance has to include at least the following information:

(a)	status of the Work and the Deliverables of the applicable Work Package;

(b)	reached Steps and further strategy as agreed for the applicable Work Package; and

(c)	signature of Ballard’s Lead Representative.

(3)	The available forms, which will be provided by AUDI’s Lead Representative upon request, shall be used for the proof of performance. The applicable forms have to be duly completed.

(4)	The acknowledgement of a proof of performance or the actuation of a payment to Ballard do not constitute an approval of the Work and the Deliverables of an applicable Work Package.

Section 4.4	Invoices

(1)
Before invoicing to AUDI, AUDI’s Lead Representative and Ballard’s Lead Representative have to sign the proof of performance. The so signed proof of performance has to be submitted to AUDI attached to the applicable invoice. Invoices without a signed proof of performance will be refused.

(2)
Within twenty (20) Business Days after the proof of performance has been signed by AUDI’s Lead Representative and Ballard’s Lead Representative, Ballard will deliver an invoice with the proof of performance attached (the "Invoice"), setting out the Package Costs and any travel and out-of-pocket expenses regarding the applicable Work Package. Ballard will deliver any such Invoice to AUDI through AUDI's electronic billing system on the AUDI B2B platform.

(3)
Ballard will cooperate with the AUDI EU-customs import department (I/FS-41) about any customs-related issues with Invoices and realize any justified customs-related requirements by AUDI in the Invoices. Ballard will provide such additional detail and appropriate back-up materials in support of an Invoice as are requested by AUDI, acting reasonably, and that are within the possession or control of Ballard. Each Invoice shall include the information set out in Section 4.9(3).

Section 4.5	Payments

(1)
All payments made under this Agreement will be by wire transfer of immediately available funds in Canadian dollars to such account as is notified to the payor's Lead Representative by the payee on not less than twenty (20) Business Days written notice.

(2)	All payments to be made to Ballard under this Agreement shall be made to the following account:
[bank account information redacted]

Section 4.6	Failure to Pay When Due
Any amount payable under this Agreement and not remitted when due will remain due and interest will accrue on the overdue amount (both before and after judgement) at a rate per annum equal to the prime rate charged by the Royal Bank of Canada plus [commercially sensitive information redacted] per annum from the date payment is due until the date payment is made.

Section 4.7	Books and Records
Ballard will keep, and will cause its applicable Ballard Group members to keep, and will enter into agreements with its Subcontractors which require its Subcontractors to keep, detailed timesheets, worksheets, books, data, documents, records and accounts relating to this Agreement and any applicable Work Package (including those relating to any payment made under this Agreement or for any Work) (collectively, "Documents"). Any accounting Documents of Ballard Group members will be kept in accordance with IFRS. All Documents of Ballard or any member of the Ballard Group will be maintained, or made available for examination, at Ballard's head office from time to time, upon request by AUDI. Any agreements with Subcontractors will require those Subcontractors to maintain such Documents, or make available such Documents for examination, at the Subcontractor's head office from time to time.

Section 4.8	Audit
AUDI will have the right, acting reasonably and at its own expense, during normal business hours and upon not less than ten (10) Business Days prior Notice, to conduct a reasonable audit of the Documents from time to time. Any claim or discrepancy arising out of an audit will be made in writing to Ballard within two (2) Months of completion of the audit, and Ballard will respond in writing within one (1) Month of receipt of the claim or discrepancy. AUDI shall have the right to audit under this Section 4.8 (a) throughout the Term of this Agreement and (b) at any time from the end of the Term of this Agreement to the date which is six (6) Months from the date any final report with respect to the Work is delivered to AUDI under Section 2.5(3).

Section 4.9	Taxes & Customs

(1)	[commercially sensitive information redacted].

(2)	[commercially sensitive information redacted].

(3)	AUDI will pay the remuneration only if it receives an orderly Invoice (including back-up materials as are requested by AUDI) issued by Ballard containing the following details:

(a)	The full name and the full address of Ballard and of AUDI;

(b)	Ballard’s VAT-ID-No and/or tax number;

(c)	AUDI’s VAT-ID-No;

(d)	The date of issue of the Invoice;

(e)	Invoice number (number which is issued by Ballard in order to uniquely identify the Invoice);

(f)	The scope and nature of the Work rendered and/or Deliverable(s) delivered;

(g)	Reference to this Agreement;

(h)	The date(s) during which the Work are to be or have been rendered and/or the Deliverable(s) are to be or have been delivered;

(i)	The remuneration for the Work rendered and/or the Deliverable(s) delivered;

(j)	Any amounts of Applicable Remuneration pursuant to Section 4.9(4);

(k)
As the place of performance (within the meaning of German VAT Act) for Work according to Section 4.9(2)(a) is within Germany: Ballard will issue Invoices without German VAT and shall indicate therein that the reverse charge procedure is applicable and AUDI is liable to pay the German VAT (by using the wording prescribed by the VAT law in the country where Ballard is tax resident or by using the following wording: “The German VAT is owed by AUDI AG in accordance with § 13b German VAT Act (UStG) (reverse charge).”).

As the place of performance (within the meaning of German VAT Act) for deliveries according to Section 4.9(2)(b) is outside Germany: Ballard will issue Invoices without German VAT.

(4)
For any remuneration under this Agreement which is subject to withholding tax pursuant to § 50a German Income Tax Act [commercially sensitive information redacted]; collectively, the “Applicable Remuneration”), the following shall apply:

(a)
At the time of payment of Applicable Remuneration (or offsetting against claims) the remuneration debtor (here: AUDI) is, in principle, obliged to deduct withholding tax according to § 50a German Income Tax Act (currently 15%) and to deduct solidarity surtax (currently 5.5 % of this withholding amount) from payment due to the remuneration creditor (here: Ballard).

(b)
The taxable base for tax deductions at source shall be the Applicable Remuneration for those services excluding VAT. If there is not made an allocation of the remuneration to the different services grant of rights and know-how transfer and there is paid a compensation package, the whole amount of remuneration is taxable base for tax deductions at source.

(c)
AUDI shall withhold these taxes from payment to Ballard, which is tax resident outside of Germany, and remit it in the name and for the account of Ballard to the competent German Tax Authority (“Bundeszentralamt für Steuern”).

(d)	AUDI will issue an official certificate in respect of the tax paid and forward this certificate to Ballard.

(e)
As a Double Taxation Agreement exists between the Federal Republic of Germany and the country in which Ballard is tax resident (here: Canada), a reduction in the withholding tax deduction may result - depending on the terms of the relevant Double Taxation Agreement - provided that AUDI has received prior to the payment of Applicable Remuneration (or the offsetting against claims) a valid exemption certificate issued by the German "Bundeszentralamt für Steuern".

(f)
From the point in time at which AUDI has received this valid certificate, the payments will be made without any tax deductions or with only partial deduction (depending on the content and scope of the withholding tax exemption certificate).

(g)
Until receipt of the exemption certificate, AUDI will be both entitled and obliged to deduct German withholding tax plus solidarity surtax from the Applicable Remuneration payments, in accordance with the statutory provisions.

(h)
When applying for the certificate of exemption of the German withholding tax, Ballard should, if necessary, seek assistance from its tax advisor. AUDI will provide general guidance to Ballard (if necessary), as Ballard may reasonably request in support of obtaining the certificate of exemption. For the avoidance of doubt, AUDI is not authorized to provide any tax consulting services for Ballard.

(i)
The Parties shall take all reasonable measures in accordance with domestic law and the Treaty on the Avoidance of Double Taxation between Canada and Germany (the "Treaty") to ensure a reduction of or exemption from any withholding taxes which might become payable in connection with this Agreement.

(5)	[commercially sensitive information redacted], each Party shall be responsible to pay the taxes arising from this Agreement and for which it is liable under law.

(6)
Ballard shall reasonably support AUDI in connection with the determination of the customs value of the Products and in connection with any customs inspection, including after the expiration or termination of this Agreement, and, upon request, shall provide AUDI with information and documents as AUDI may reasonably request in relation thereto.

(7)	In case the tax law/regulations will change, the respective tax law/regulations in force shall apply.

(8)	The Parties are obliged to inform each other immediately in writing about tax relevant changes in its company information (e. g. change in corporate name, address, tax residence, or tax registration).

ARTICLE 5	DELIVERABLE APPROVAL

Section 5.1	Approval of Work and Deliverables

(1)
Ballard will, using technically adequate and reasonable care and observing recognized rules and standards of technological research, make all commercially reasonable efforts to achieve all Deliverables for each applicable Work Package on or before the applicable Deliverable Date.

(2)	Whether the scope of the applicable Work Package has been fulfilled by Ballard as agreed can only be determined after completion of the Work and after provision of the Deliverables to AUDI.

(3)	This determination is exclusively made by a written declaration of approval by AUDI during the formal acceptance of the Work and Deliverables provided by Ballard under each applicable Work Package.

(4)
The Deliverables must be provided in testable condition. In case the Deliverables are embodied in data records, Ballard has to provide insight into the code of the Deliverable in so far as to verify whether the Work and the Deliverable have been provided as agreed according to the applicable Work Package. Ballard must not provide insight into the code of the Deliverables in case such insight would concern any Ballard Core Know-How.

Section 5.2	Approval Procedure
Ballard shall notify AUDI of the overall completion of the Work and the provision of the Deliverables under each applicable Work Package to initiate the approval procedures. The approval will be made as follows:

(a)
Ballard provides to AUDI the Deliverables, a copy of all information, data, and documentation supporting or evidencing compliance of the Deliverables and any Products or other item required to be delivered under the applicable Work Package.

(b)	AUDI will examine the Deliverables provided in a testable condition within reasonable time depending on the scope of the applicable Work Package.

(c)
If requested by AUDI, Ballard must provide skilled employees for the purpose of the examinations required for approval without additional payment, except as permitted pursuant to Section 4.2(2). Defects occurring during the examination shall be recorded.

(d)	The declaration of approval must be signed by AUDI’s Lead Representative and by Ballard’s Lead Representative.

(e)
In case AUDI rejects to approve a Deliverable due to one or more defects, Ballard shall either (i) immediately remove such defects and shall again present the Deliverable for purposes of approval; or (ii) provide AUDI with the Notice specified in Section 6.1(1). These provisions above also apply for all further approvals.

Section 5.3	Notice of Disagreement

If Ballard does not agree with AUDI’s assessment under Section 5.1 and 5.2 as to whether all of the Deliverables for an applicable Work Package have been achieved by the applicable Deliverable Date, it will Notify AUDI not more than five (5) Business Days after such assessment and the dispute will be submitted to the Advisory Committee for determination.

Section 5.4	Resolving Failures to Agree

(1)
The Advisory Committee will have fifteen (15) Business Days after the date of submission of the disputed matter to the Advisory Committee in accordance with Section 5.3 to make a determination as to whether Ballard has achieved the Deliverables for that applicable Work Package.

(2)
Ballard will continue to fully comply with its obligations under this Agreement (including, without limitation, its obligations under ARTICLE 6) while the disputed matter is being reviewed by the Advisory Committee.

(3)
If the Advisory Committee does not make a determination within fifteen (15) Business Days after the date of submission of the disputed matter to the Advisory Committee in accordance with Section 5.3, the dispute will be resolved by dispute resolution as provided in ARTICLE 13.

ARTICLE 6	DELIVERABLE AND CRITICAL MILESTONE FAILURE

Section 6.1	Notification and Review

(1)	If AUDI realizes that Ballard may not achieve a Critical Milestone by the Critical Milestone Date, it shall Notify Ballard without undue delay, and the Parties shall mutually decide how to proceed.

(2)
If Ballard realizes that it may not achieve a Deliverable or Critical Milestone, or if unexpected challenges arise during the work towards a Deliverable or Critical Milestone, it shall Notify AUDI without undue delay and provide AUDI with detailed information about the reasons for the delay or challenge, and the Parties shall mutually decide how to proceed.

(3)	If Ballard fails to achieve any Deliverables for an applicable Work Package by the applicable Deliverable Date, or any Critical Milestones by the applicable Critical Milestone Date:

(a)
within five (5) Business Days after the Deliverable Date, the Critical Milestone Date, or the date of any determination under Section 5.2(e), as the case may be, Ballard must provide AUDI in writing with:

(i)	its best assessment, at that time, of the reasons any Deliverables or Critical Milestones were not achieved; and

(ii)	a high-level work-plan to achieve any Deliverables or Critical Milestones that were not achieved;

(b)	Ballard's assessment will, at a minimum:

(i)	define the process taken to determine the causes of the failure in order to better define solutions to address the failure;

(ii)	determine and discuss short-term containment actions and assess the impact of the failure on other Deliverables or Critical Milestones;

(iii)	determine and discuss potential longer term corrective actions [commercially sensitive information redacted] in order to utilize the best available technology; and

(iv)
describe training or other actions to be conducted to implement corrective actions to prevent recurrence of the failure or anticipated failure (which training or actions Ballard will promptly implement); and

(c)
Ballard will continue to fully update AUDI with respect to Ballard's assessment and plan under Section 6.1(3)(a) and Section 6.1(3)(b) every five (5) Business Days over the course of the failure, which update will include any changes to Ballard's assessment and/or plan.

(d)
Ballard will, using technically adequate and reasonable care and observing recognized rules and standards of technological research, use all commercially reasonable efforts to fully remediate the failure (for the purposes of this Agreement, full remediation of a failure means that all of the Deliverables or Critical Milestones are achieved) and in so doing, Ballard will act with a view to avoiding jeopardizing the continuity and timely completion of the Work to the extent possible;

(e)
Ballard will continue to perform the Work in addition to performing any remediation work, provided the Parties will agree (acting reasonably) on a revised timetable for such continuing Work if the Deliverable or Critical Milestone failure affects the AUDI Program Plan as a whole or the applicable Work Package;

(4)
If Ballard's assessment in accordance with Section 6.1(2) is that it may not achieve a Deliverable or Critical Milestone, or if it is determined pursuant to Section 5.2(e) that Ballard has failed to achieve any Deliverables for an applicable Work Package as of the applicable Deliverable Date, the following will apply:

(a)
if Ballard complies with the provisions of Section 6.1(3)(a) and Section 6.1(3)(b), the Parties will ensure that the Advisory Committee meets as soon as practicable, but in any event not later than seven (7) Business Days after Ballard has delivered such assessment under Section 6.1(3)(a) or the date of such determination under Section 5.2(e), to attempt to reach agreement on a remediation plan or to change the requirements of the applicable Work Package and/or the AUDI Program Plan to alleviate the results of such failure. If the Advisory Committee is unable to reach such an agreement, the Parties will meet within fifteen (15) Business Days of the meeting of the Advisory Committee to attempt to reach an agreement, on a remediation plan or to change the requirements of the applicable Work Package and/or the AUDI Program Plan to alleviate the results of such failure. If such an agreement is reached by either the Advisory Committee or the Parties which involves:

(i)	a remediation plan, and Ballard is successful in meeting the requirements of the remediation plan at Ballard's own costs;

(ii)	a change to the AUDI Program Plan;

(iii)	a change to the applicable Work Package;

(iv)	a change to the Deliverables; or

(v)	a change to the Critical Milestones,
the Parties will agree in writing on the amendments to the applicable Work Package, the AUDI Program Plan or the applicable Schedule to this Agreement required (if any) to account for such remediation plan and its results or to account for such change to the applicable Work Package and/or to the AUDI Program Plan, as needed;

(b)	the determination of whether all of the relevant Deliverables have been achieved during the remediation period described in this Section 6.1 will take place in accordance with Article 5.

Section 6.2	Deliverable Failure

(1)	If:

(a)
neither the Advisory Committee nor the Parties have, within the time specified in Section 6.1(4)(a), approved changes to the applicable Work Package and/or to the AUDI Program Plan, or a remediation plan to achieve the failed Deliverables, and Ballard has not achieved the failed Deliverables; or

(b)	Ballard has not successfully achieved the requirements set out in the approved remediation plan within the time period stipulated therein, then, either Party may terminate the applicable Work Package on one (1) Months' Notice.

(2)
In case of termination of an applicable Work Package according to Section 6.2(1), AUDI shall be entitled to perform the Work under the terminated Work Package on its own or to task any Third Party with performing such Work under the terminated Work Package and Ballard shall be entitled to the payment of all Package Costs for the Work performed and Steps achieved and Deliverables provided under such Work Package up to the effective date of the termination, provided that the Deliverables are independently useable and have been accepted by AUDI according to Section 5.2. Notwithstanding the provisions of Section 8.5, if AUDI engages a Third Party to perform any Work under a terminated Work Package, AUDI will not disclose any Know-How or Confidential Information of Ballard to such Third Party.

Section 6.3	Critical Milestone Failure

(1)	If:

(a)
neither the Advisory Committee nor the Parties have, within the time specified in Section 6.1(4)(a), approved changes to the applicable Critical Milestones and/or to the AUDI Program Plan, or a remediation plan to achieve the failed Critical Milestones, and Ballard has not achieved the failed Critical Milestones; or

(b)	Ballard has not successfully achieved the requirements set out in the approved remediation plan within the time period stipulated therein, then, AUDI may terminate this Agreement pursuant to Section 10.3(b).

ARTICLE 7	ADVISORY COMMITTEE

Section 7.1	Advisory Committee
The Parties will co-operate to form a committee (the "Advisory Committee") which will be comprised of six (6) representatives unless the Parties otherwise agree in writing, of whom three (3) will be representatives of AUDI and three (3) will be representatives of Ballard and each Party will designate one such representative as its lead representative (each, a "Lead Representative") and so Notify the other Party. The role of the Advisory Committee is to provide a means whereby (a) Ballard can provide periodic reporting on the progress of the Work to AUDI; and (b) AUDI can evaluate actual or virtual deliveries and their compatibility with AUDI intended applications so that remedial actions or enhancements can take place where necessary.

Section 7.2	Duties of the Advisory Committee
The Advisory Committee will provide advice and assistance to Ballard in connection with the Work, and in particular, will:

(a)	monitor progress of Work in relation to the AUDI Program Plan and each applicable Work Package;

(b)	review and make recommendations to the Parties regarding Ballard's progress in achieving Critical Milestones, including the delivery of any related Products, Materials, Work Product and Deliverable;

(c)	review and make recommendations to the Parties regarding any Changes in the AUDI Program Plan and each applicable Work Package required for the continuation of the Project;

(d)	make any other recommendations to the Parties regarding the AUDI Program Plan and each applicable Work Package; and

(e)	address such other matters as may need the written agreement of the Parties from time to time in respect of the AUDI Program Plan and each applicable Work Package.
The Advisory Committee is not, and is not acting as, a representative or fiduciary of Ballard or AUDI and neither actually nor by implication does it constitute Ballard or AUDI as a representative,

fiduciary, partner or co-venturer of the other nor does it affect the characterization of this Agreement as the procurement by AUDI from Ballard of certain technology on the terms set out herein.

Section 7.3	Meetings of the Advisory Committee

(1)
The Advisory Committee will meet, in person, by teleconference or video conference, upon request by AUDI or Ballard. Requests for Advisory Committee meetings may be made for and on behalf of either Party by its respective Lead Representative. Each Party may, at its sole discretion, invite other Representatives of such Party that are not part of the Advisory Committee to attend meetings of the Advisory Committee.

(2)
Any Ballard Representatives participating in any meeting of the Advisory Committee shall participate from one or more locations in Canada and any AUDI Representatives participating in any meeting of the Advisory Committee shall participate from one or more locations in Germany.

(3)
To the extent that any action taken at any meeting of the Advisory Committee requires the consent, authorization, ratification or approval of either Party, any such action shall only be taken by Ballard in Canada and by AUDI in Germany.

Section 7.4	Meeting Minutes
The Advisory Committee shall keep, or shall arrange the keeping, of minutes of the proceedings of each meeting of the Advisory Committee and a copy thereof shall be forwarded to each other member of the Advisory Committee within twenty (20) Business Days of the date of such meeting or as soon as reasonably possible thereafter. The minutes shall be signed by each of the Lead Representatives and shall contain the names of all Parties' representatives present at the meeting, indicating the Parties that they represent, a description of the matters reviewed, and the result of any vote.

Section 7.5	Notice of Advisory Committee Meetings
At least ten (10) Business Days' notice of a meeting of the Advisory Committee given by either Lead Representative, specifying the purpose, time, date and location of such meeting in one of Vancouver, Ingolstadt, Neckarsulm or such other location as is agreed to by each of the Lead Representatives, will be deemed to be sufficient notice of such meeting except in respect of a meeting for which this Agreement specifies, or each of the Lead Representatives agrees shall be, a shorter time, in which case such shorter time will be sufficient notice.

Section 7.6	Action by the Advisory Committee
No decision, resolution, authorization, approval or any other action of the Advisory Committee, including any agreement referred to in Section 6.1, shall have any force or effect unless and until it has been approved, in writing, by each of the Lead Representatives.

Section 7.7	Lead Representatives
The initial Lead Representatives shall be [commercially sensitive information redacted] of Ballard and [commercially sensitive information redacted] of AUDI. Any notice or written communication required to be given to a Lead Representative under this Agreement must be in writing, sent by e-mail, mail, personal delivery or courier and addressed as follows:

(a)	to Ballard's Lead Representative at:
Ballard Power Systems – Glenlyon
9000 Glenlyon Parkway
Burnaby, B.C. V5J 5J8
Canada
Attention:     [notice addressee redacted]
Telephone:    [notice addressee redacted]
Email:        [notice addressee redacted]

(b)	to AUDI's Lead Representative at:
AUDI AG
D-85045 Ingolstadt
Germany
Attention:     [notice addressee redacted]
Telephone:    [notice addressee redacted]
Email:        [notice addressee redacted]
A Party may elect to change the identity of its Lead Representative at any time, and from time to time, on at least ten (10) Business Days' Notice to the other Party.

ARTICLE 8	INTELLECTUAL PROPERTY

Section 8.1	Ballard IP Indemnities

(1)
Ballard will indemnify and hold AUDI and the AUDI Indemnitees harmless from any and all Losses that AUDI and/or any AUDI Indemnitees incurs or suffers in connection with any Third Party Claim arising out of or relating to any infringement, misappropriation, misuse or violation of any Intellectual Property Rights of a Third Party that are not Patent Rights and that arises from the use, possession, manufacture, sale, repair, reproduction or any other form of exploitation of any Products or of any Work Product or Deliverable in Vehicular Applications at any time.

(2)
Ballard will indemnify and hold AUDI and the AUDI Indemnitees harmless from any and all Losses that AUDI and/or any AUDI Indemnitees incurs or suffers in connection with any Third Party Claim arising out of or relating to Ballard’s failure to comply with its obligations under Section 8.2(1)(a).

(3)
Notwithstanding any other provision of this Agreement Ballard will not be liable under Section 8.1(1) or Section 8.1(2) under any circumstances whatsoever for any lost profits or special, indirect, incidental, consequential, exemplary, aggravated or punitive Losses suffered (whether or not such Losses were foreseeable).

(4)
Ballard's liability under Section 8.1 will be limited, in the aggregate, to [commercially sensitive information redacted] percent ([commercially sensitive information redacted]%) of the aggregate amount paid by AUDI to Ballard under this Agreement and the TDA 2.5 up to the date of the event causing Ballard’s liability.

Section 8.2	Background IP

(1)
The Parties acknowledge and agree that all Background IP of a Party and/or its Group member (each, an "Owner") will, as between the Parties and their respective Group members, be owned by the Owner of such Background IP. For greater certainty, each Party acknowledges and agrees that an Owner's use of its Background IP is not restricted by this Agreement as such. Either Party or their respective Group member may, in its sole discretion, abandon any Patent Rights or other Intellectual Property Rights in their Background IP, refrain from paying renewal fees or annuities in respect of any of the same, or refrain from defending any of the same (including any such Intellectual Property Rights acquired by AUDI under this Section 8.2(1)), with the exception that Ballard shall not, and shall not permit any of the members of the Ballard Group to abandon or refrain from maintaining any applicable Patent Rights licensed under the Ballard Commercial License once the Royalty referred to in Schedule "F" is established for the Ballard Commercial License pursuant to Section 8.6 (whether by the terms of Section 8.6 or ARTICLE 13, as the case may be) unless Ballard has first offered, on at least ninety (90) days' prior Notice, to transfer any such Patent Rights to AUDI on and subject to the following conditions:

(a)	Ballard has first complied with any written rights of first refusal, with respect to such Patent Rights, existing as of the date of this Agreement with any Third Party;

(b)
in connection with any such Patent Rights, AUDI agrees that it will, subsequent to any such transfer, assume the full responsibility for maintaining any such Patent Rights; provided that nothing in this Section 8.2(1)(b) shall limit or preclude AUDI from abandoning, ceasing to pay renewal fees or annuities or refraining from defending any such Patent Rights as otherwise permitted in this Section 8.2(1);

(c)
any such transfer of Patent Rights shall be at no charge or expense to AUDI, save and except for any amount required to reimburse Ballard for any reasonable expenses incurred by Ballard to effect such transfer;

(d)	[commercially sensitive information redacted];

(e)	[commercially sensitive information redacted]; and

(f)	[commercially sensitive information redacted].

(2)
Ballard will promptly Notify AUDI of any and all Ballard Background IP and Ballard Sideground IP that Ballard, or any Ballard Group member or Subcontractor, proposes to use or uses during the Work, or proposes to incorporate or incorporates into or arises in the result of the Work so that AUDI can meaningfully assess whether or not it wants to require Ballard to remove same from any Products, Materials or any Work Product and resupply the Products, Materials or any Work Product or Deliverable without some or all of such Ballard Background IP or Ballard Sideground IP. If Ballard should fail with such notification or removal obligation with regard to Ballard Background IP or Ballard Sideground IP, Ballard

and any Ballard Group member shall not be entitled to include or invoke any such Intellectual Property Rights in any such Ballard Background IP or Ballard Sideground IP for the purposes of the negotiation and/or settlement of the Royalties under the Ballard Commercial License.

Section 8.3	Ballard Arising IP and Joint Arising IP

(1)
Ballard hereby assigns and shall assign to AUDI all Ballard Arising IP including all right, title and interest in and to the same. Ballard shall cause all Ballard Representatives and Subcontractors to comply with the foregoing assignment and in doing so, Ballard shall cause those Representatives and Subcontractors to assign all of their right, title and interest in and to such Ballard Arising IP to Ballard for assignment to AUDI.

(2)
The Parties acknowledge and agree that all Joint Arising IP will, as between the Parties, be owned by AUDI. Ballard hereby assigns and shall assign all of its right, title and interest in and to any or all Joint Arising IP to AUDI. Ballard shall cause all Ballard Representatives to comply with the foregoing assignment and in doing so, Ballard shall cause those Representatives to assign all of their right, title and interest in and to such Joint Arising IP to Ballard for assignment to AUDI.

(3)
Ballard shall enter into a written agreement with each of its Subcontractors which requires each such Subcontractor to hold all Ballard Arising IP in its possession in trust for the benefit of AUDI at all times before any particular Ballard Arising IP is transferred to AUDI.

(4)
Ballard will have a worldwide, non-sublicensable, non-transferable, non-exclusive, fully paid-up, royalty-free license to use, during the Term, all Arising IP solely for the purpose of performing the Work according to this Agreement and any applicable Work Package.

(5)
Without limiting or derogating from the assignment to AUDI of the Arising IP under this Section 8.3, it is in AUDI's sole discretion if AUDI elects to file application(s) (for patents or otherwise) directed to any or all Arising IP, publish it, keep it as a trade secret or deal with it in any other way.

(6)
Without limiting or derogating from the assignment to AUDI of the Arising IP under this Section 8.3, AUDI may, in its sole discretion, abandon any Patent Rights or other Intellectual Property Rights in the Arising IP, refrain from paying renewal fees or annuities in respect of any of same, or refrain from defending any of same, which, in each case, is included in the Arising IP.

Section 8.4	Assistance and Co-operation regarding Arising IP
Ballard will inform AUDI of any and all Innovations arising within the Ballard Group in connection with the performance of the Work during the Term, including any and all inventions, proposals for technical improvements and any other individually identifiable Intellectual Property Rights (each an "Innovation") in the Arising IP. Ballard will and will cause its Representatives and Subcontractors to deliver to AUDI all documentation reasonably necessary to evaluate such Innovations and provide to AUDI such further information related thereto as AUDI may reasonably request. Ballard will and will cause its Representatives and Subcontractors to (at the expense of AUDI but at no charge to AUDI) further provide AUDI with any signatures and documents reasonably necessary for documentation and the fulfillment of the assignment of such Innovations, and/or for preparing, filing and prosecuting applications (by way of Patent Rights or otherwise) directed to such Innovations and other Intellectual Property Rights, and Ballard will and will cause its Representatives and Subcontractors to fully cooperate in and assist with same including participating in and contributing to the preparation, drafting and prosecution of any such applications. The foregoing shall include execution and delivery of all further documents, applications, declarations, verifications, submissions, transfers and assignments and carrying out all other reasonable things requested by AUDI to enable AUDI to apply for, acquire, prosecute, perfect and maintain the Intellectual Property Rights in respect of any Arising IP anywhere in the world, and to assign and transfer to AUDI all right, title and interest in and to the Arising IP and the Intellectual Property Rights therein.

Section 8.5	Ballard Research License to AUDI

(1)
Ballard hereby grants to AUDI a worldwide, perpetual, non-sublicensable (other than as provided in Section 8.7), non-transferable, non-exclusive, fully paid-up, royalty-free license under and to use the Ballard Non-Stationary Background IP and/or Ballard Sideground IP and any other Ballard Background IP incorporated or provided by Ballard, any Ballard Group member, BDF Holdings or any Subcontractor into, as part of or covering, the Work or any Deliverable (collectively the "Ballard Licensed IP"), during the Term and at any time after the Term, to research, have researched, design, have designed, develop, have developed, test and have tested (but only for the purpose of research, design and development), manufacture and have manufactured (but only for the purpose of research, design and development), use and have used (but only for the purpose of research, design and development), service and have serviced (but only for the purpose of research, design and development) (each of the foregoing "Research & Development") Fuel Cells, BOP, and Fuel Cell Systems for any and all [commercially sensitive information redacted] (the "Ballard R&D License").

(2)	The Ballard R&D License includes the right, under and using the Ballard Licensed IP, to:

(a)
carry out Research & Development for and with respect to any number of Vehicles containing Fuel Cells, BOP and/or Fuel Cell Systems, provided such Vehicles are used, evaluated and otherwise exploited only for Research & Development purposes ([commercially sensitive information redacted]); and

(b)	[commercially sensitive information redacted].

(3)
Ballard has no obligation to provide to AUDI any Know-How related to the Ballard Background IP or provide any technical assistance related thereto, except and only to the extent such Know-How is incorporated into or provided as part of a Deliverable under an applicable Work Package or as provided in Section 8.16.

Section 8.6	Ballard Commercial License to AUDI

(1)
Ballard hereby grants to AUDI a worldwide, perpetual, non-sublicensable (other than as provided in Section 8.7), non-transferable, non-exclusive license under and to use the Ballard Licensed IP during the Term and at any time after the Term to manufacture, have manufactured, market, have marketed, sell, have sold, lease, have leased, commercially service and have serviced, commercially use and have used (collectively, to "Commercialize") Fuel Cells, BOP and Fuel Cell Systems for any and all [commercially sensitive information redacted] (collectively, the "Ballard Commercial License"). Upon request of AUDI and subject to Section 8.7, and Section 8.16, Ballard shall provide any reasonably necessary Know-How and technical assistance related to or forming part of the Ballard Licensed IP to enable AUDI or any AUDI Permitted Sublicensee to make adequate use of such licensed Ballard Licensed IP for the licensed purposes. [commercially sensitive information redacted].

(2)	The Ballard Commercial License shall bear a royalty with respect to all Ballard Licensed IP for which AUDI seeks a license (the "Royalty"), [commercially sensitive information redacted].

(3)	[commercially sensitive information redacted].

(4)	For the purposes of the Ballard Commercial License:

(a)	the additional terms of Schedule "F" hereunder shall apply in addition to this Section 8.6;

(b)
the Royalty to be negotiated and/or settled pursuant to this Section 8.6 and (where applicable) ARTICLE 13 will be the only remaining issue with respect to the terms of the Ballard Commercial License necessary to be resolved between the Parties unless otherwise agreed to in writing separately by the Parties;

(c)	[commercially sensitive information redacted];

(d)	the Parties may elect to:

(i)	negotiate and settle the Royalties on such terms as they may agree in writing;

(ii)	settle the Royalty by appointing Appraisers and following the process in Section 8.6(4)(e) below (the "Appraisal Process"); or

(iii)	refer the determination and settlement of any Royalty to the dispute resolution processes in ARTICLE 13;
provided that, following Commercial Notification, either Party may request in writing to proceed in accordance with Section 8.6(4)(d)(ii) and upon such written request the Parties shall proceed with the Appraisal Process;

(e)	in the event either of the Parties elects to invoke the appointment of Appraisers to determine the Royalties under this Section 8.6, the Parties shall first settle the Royalty as follows:

(i)
each Party shall have the right to designate a reputable investment bank or appraisal firm with reasonable experience valuating royalties for non-exclusive licenses in the automotive industry or a related industry (including, upon request by AUDI, for major markets of the VW Group that AUDI identifies in writing for Ballard at the time), which in the case of an investment bank shall not be the regular banker or investment banker of such Party (collectively, the "Appraisers" and each an "Appraiser"),

(ii)	[commercially sensitive information redacted];

(iii)	[commercially sensitive information redacted];

(iv)	[commercially sensitive information redacted];

(v)	[commercially sensitive information redacted];

(vi)	[commercially sensitive information redacted]; and

(vii)	each Party shall bear the costs and expenses of its own Appraiser as well as fifty percent (50%) of the costs and expenses of the Third Appraiser; and

(f)
in the event there is a dispute with respect to the determination and settlement of the Royalty following the Appraisal Process, the determination and settlement of the Royalty shall be referred to the dispute resolution process in ARTICLE 13; and

(g)
Ballard shall not use any proceedings to determine the Royalty under this Section 8.6 or, if applicable, ARTICLE 13 with a view to, or for the purpose of, denying AUDI the full scope of licensed rights desired and/or needed taking into account the scope of the present project, the extent of AUDI's investment and the overall commercial objectives of AUDI as are clearly understood by Ballard.

(5)
Pending the determination of the Royalty, AUDI and the AUDI Permitted Sublicensees will forthwith after the Commercial Notification be entitled to Commercialize under the Ballard Licensed IP and to otherwise exploit such Ballard Licensed IP under the Ballard Commercial License for the purposes set out herein until the matter is resolved pursuant to the provisions of this Section 8.6 or of ARTICLE 13, as the case may be.

(6)	[commercially sensitive information redacted].

Section 8.7	Sublicensing by AUDI
AUDI may sublicense the rights granted to it under the Ballard Licenses to any AUDI Permitted Sublicensee provided that each such AUDI Permitted Sublicensee agrees to comply with the terms of the applicable Ballard Licenses.

Section 8.8	AUDI License to Ballard

(1)	Subject to the terms of this Agreement, AUDI hereby grants to Ballard:

(a)
in the Non-Vehicular Field, [commercially sensitive information redacted], non-transferable license to use, during the Term and at any time after the Term, all Ballard Arising IP that is assigned by Ballard to AUDI pursuant to Section 8.3 and all Joint Arising IP; and

(b)	[commercially sensitive information redacted],
to research, have researched, design, have designed, develop, have developed, test, have tested, manufacture, have manufactured, market, have marketed, sell, have sold, lease, have leased, commercially service and have serviced and commercially use and have used Fuel Cells, BOP and Fuel Cell Systems for all Non-Vehicular Applications and [commercially sensitive information redacted]; (collectively, called the "AUDI License").

(2)	[commercially sensitive information redacted]

(3)	[commercially sensitive information redacted]

(4)	AUDI makes no representation, warranty, assurance or guarantee of any kind, express, implied or otherwise, in relation to the subject matter licensed to Ballard under the AUDI License.

(5)
The AUDI License with respect to Arising IP shall allow and permit Ballard to use any Arising IP of general application (including any general process Know-How and techniques drawn from or arising out of such materials and data) but shall not include or permit the use or disclosure of data, documents, diagrams, drawings, photos, prototypes, models and reports specifically relating to the conduct and results of the AUDI Program Plan or any applicable Work Package, without the prior consent of AUDI.

Section 8.9	Sublicensees and Subcontractors

(1)
Each Party and its permitted sublicensees may exercise any of the rights or obligations that such Party may have under an applicable IP License by subcontracting all or any portion of the activities covered by the applicable IP License and, in connection with any such subcontracting, to permit any Third Party subcontractor to perform the activities subcontracted to such Third Party subcontractor, provided that such Third Party subcontractor agrees in writing: (a) to comply with provisions relating to confidentiality, non-disclosure and non-use at least as stringent as those in this Agreement, and (b) that such Third Party subcontractor receives from the applicable Party or permitted sublicensee only a non-exclusive right under the IP License to carry out, on behalf of the applicable Party or permitted sublicensee, the activities permitted under the applicable IP License, which non-exclusive right shall otherwise be no greater in scope than the applicable IP License. Subcontracting as contemplated by this Section 8.9(1) by either Party or a permitted sublicensee of any of the rights or obligations that such Party may have under an applicable IP License shall not relieve such Party or applicable permitted sublicensee from any of its obligations under this Agreement.

(2)	In any sublicense permissible under any of the IP Licenses the following will apply:

(a)	all sublicenses shall be non-exclusive with no right of assignment and shall not exceed the scope of rights to which the applicable sublicensor is entitled to grant pursuant to this Agreement;

(b)	any sublicensee will be under the same obligations as to confidentiality, non-disclosure and non-use that the Parties have to each other under this Agreement;

(c)
any sublicensee will only have the right to sublicense its rights under the applicable IP License to an Affiliate of such sublicensee, except that a sublicensee or its Affiliates may also engage subcontractors in accordance with Section 8.9(1); and

(d)
the sublicensees will have no right to commence any proceedings for infringement, misappropriation or misuse of any of the licensed subject matter, without the prior written consent of the licensor Party and furthermore subject to the terms of Section 8.12 to Section 8.15.

Section 8.10	Ballard Employee IP

Any compensation that may be payable to any Ballard Worker for Ballard Arising IP or Joint Arising IP will be paid by Ballard and at no cost, charge or liability to AUDI.

Section 8.11	Ballard Core Know-How
Unless explicitly provided under this Agreement, Ballard shall not be obliged, under any circumstances, to transfer or license to AUDI all or any portion of the Ballard Core Know-How. Each of Ballard and AUDI shall, prior to commencement of any of the Work, notify and instruct each of their respective Representatives of this provision and make all commercially reasonable efforts to preserve, protect and defend the confidentiality of the Ballard Core Know-How.

Section 8.12	Notification of Third Party Infringement and Revocation Actions
In the event that a Party or any of its Representatives becomes aware of any actual or threatened Third Party filing of a revocation action, an opposition, a third party observation or protest, a re-examination action, an impeachment action, a nullity action, an appeal, or any similar legal action, against any AUDI Patent Rights in Arising IP or AUDI Improvements (each a "Revocation Action"), the Party becoming aware of such an event shall promptly notify the other Party of same in writing.

Section 8.13	Defending Revocation Actions
AUDI shall have the exclusive right, but not the duty, to control any defense and response to any Revocation Action. [commercially sensitive information redacted] Ballard shall cooperate in good faith with AUDI in the defense and response to such Revocation Action at no charge to AUDI. The costs and expenses of any such defense and response (including fees of attorneys and other professionals) shall be borne by AUDI (including the reasonable out-of-pocket expenses of Ballard and its Related Parties but excluding Ballard's independent legal counsel expenses).

Section 8.14	Enforcement - Non-Vehicular Field

(1)
AUDI shall have the first right, but not the duty, to institute patent infringement actions in the Non-Vehicular Field against Third Parties based on any AUDI Patent in the Territory. If AUDI does not secure actual cessation of such patent infringement or institute a patent infringement proceeding against an offending Third Party in the Non-Vehicular Field within [commercially sensitive information redacted]; days of learning of such infringement, Ballard shall have the right, but not the duty, to institute such an action against such Third Party with respect to any patent infringement in the Non-Vehicular Field by such Third Party based on such AUDI Patent. The costs and expenses of any such patent infringement action (including fees of attorneys and other professionals) shall be borne by the Party instituting the action (including the reasonable out-of-pocket expenses of the other Party and its Related Parties but excluding that other Party's independent legal counsel expenses), if any in accordance with the foregoing provisions, or, if the Parties elect to cooperate in instituting and maintaining such action together, such costs and expenses shall be borne by the Parties in such proportions as they may agree in writing. Each Party shall and shall cause its Representatives to execute all necessary and proper documents and take such actions as shall be appropriate to allow the other Party to institute and prosecute such infringement actions. Without limiting the generality of the foregoing, the non-instituting Party shall and/or shall cause its Representatives to join such action if required by law to maintain such action. Any and all awards, settlement funds, compensatory damages, punitive damages, costs, interest, profits or other financial remedies recovered from and/or paid by Third Parties (collectively, the "Recoveries") as a result of such an infringement action (whether by way of settlement, court order or otherwise) shall be applied as follows and in the following order:

(a)	[commercially sensitive information redacted];

(b)	[commercially sensitive information redacted];

(i)	[commercially sensitive information redacted];

(ii)	[commercially sensitive information redacted].

(2)
AUDI shall have the first right, but not the duty, to institute actions in the Non-Vehicular Field for infringement, misappropriation or misuse against Third Parties based on any non-patent Know-How in the Arising IP in the Territory. If AUDI does not secure actual cessation of such infringement, misappropriation or misuse or institute legal proceedings against such an offending Third Party in the Non-Vehicular Field within [commercially sensitive information redacted] days of learning of such infringement, misappropriation or misuse, Ballard shall have the right, but not the duty, to institute such an action against such Third Party with respect to any such infringement, misappropriation or misuse in the Non-Vehicular Field by such Third Party. The costs and expenses of any such action (including fees of attorneys and other professionals) shall be borne by the Party instituting the action (including the reasonable out-of-pocket expenses of the other Party and its Related Parties but excluding that other Party's independent legal counsel expenses), if any in accordance with the foregoing provisions, or, if the Parties elect to cooperate in instituting and maintaining such action together, such costs and expenses shall be borne by the Parties in such proportions as they may agree in writing. Each Party shall and shall cause its Representatives to execute all necessary and proper documents and take such actions as shall be appropriate to allow the other Party to institute and prosecute such actions. Without limiting the generality of the foregoing, the non-instituting Party shall and/or shall cause its Representatives to join such action if required by law to maintain such action. Any and all Recoveries arising as a result of such an action (whether by way of settlement, court order or otherwise) shall be applied as follows and in the following order:

(a)	[commercially sensitive information redacted];

(b)	[commercially sensitive information redacted];

(i)	[commercially sensitive information redacted];

(ii)	[commercially sensitive information redacted].

(3)
With respect to each of Section 8.14(1) and (2), where Ballard institutes the applicable action, no settlement, consent judgment or other voluntary disposition of an action or proceeding or the like that restricts the scope or affects the enforceability of any rights in the AUDI Patents or non-patent Know-How (as the case may be) shall be entered into by Ballard without the prior written consent of AUDI.

(4)
If either Party elects to prosecute an action pursuant to Section 8.14(1) or (2) and subsequently ceases to continue or withdraws from such action or defense, it shall forthwith so Notify the other Party in writing and the other Party may substitute itself for the withdrawing Party and the Parties' respective rights and obligations under the applicable [commercially sensitive information redacted].

(5)	The Parties acknowledge that:

(a)
Ballard enjoys greater rights in respect of the enforcement of Intellectual Property Rights in the Non-Vehicular Field under this Section 8.14 than it enjoys in the Vehicular Field under Section 8.15; and

(b)
in the event that the AUDI License held by Ballard terminates for any reason, the provisions of this Section 8.14 shall be superseded and replaced by terms equivalent to Section 8.15 but applicable to the Non-Vehicular Field, and in such event the rights and obligations that the Parties currently enjoy in the Non-Vehicular Field under Section 8.14 shall be replaced by rights and obligations equivalent to those in the Vehicular Field currently contained in Section 8.15.

Section 8.15	Enforcement – Vehicular Field

(1)
AUDI shall have the exclusive right, but not the duty, to institute patent infringement actions in the Vehicular Field against Third Parties based on any issued AUDI Patent Rights in the Territory. The costs and expenses of any such patent infringement action (including fees of attorneys and other professionals) shall be borne by AUDI (including the reasonable out-of-pocket expenses of Ballard and its Related Parties but excluding Ballard's independent legal counsel expenses). Ballard shall and shall cause its Representatives to execute all necessary and proper documents and take such actions as shall be appropriate to allow AUDI to institute and prosecute such infringement actions. Without limiting the generality of the foregoing, Ballard shall and/or shall cause its Representatives to join such action if required by law to maintain such action. Any and all Recoveries arising as a result of such an infringement action (whether by way of settlement, court order or otherwise) shall be applied as follows and in the following order:

(a)	[commercially sensitive information redacted];

(b)	[commercially sensitive information redacted].

(2)
AUDI shall have the exclusive right, but not the duty, to institute actions in the Vehicular Field for infringement, misappropriation or misuse against Third Parties based on any non-patent Know-How in the Arising IP in the Territory. The costs and expenses of any such action (including fees of attorneys and other professionals) shall be borne by AUDI (including the reasonable out-of-pocket expenses of Ballard and its Related Parties but excluding Ballard's independent legal counsel expenses). Ballard shall and shall cause its Representatives to execute all necessary and proper documents and take such actions as shall be appropriate to allow AUDI to institute and prosecute such infringement actions. Without limiting the generality of the foregoing, the non-instituting Party shall and/or shall cause its Representatives to join such action if required by law to maintain such action. Any and all Recoveries arising as a result of such an infringement action (whether by way of settlement, court order or otherwise) shall be applied as follows and in the following order:

(a)	[commercially sensitive information redacted];

(b)	[commercially sensitive information redacted].

Section 8.16	Transfer of Know-How
Ballard hereby agrees to transfer to AUDI the Transferred Ballard Core Know-How as soon as practical following the date upon which AUDI determines, acting reasonably and in good faith, that it has entered into Development for a product that is a Fuel Cell, and has given Notice to such effect to Ballard. The foregoing transfer shall be effected by Ballard delivering to AUDI within [commercially sensitive information redacted] following receipt of such Notice, [commercially sensitive information redacted], whichever is later, documentation containing the Transferred Ballard Core Know-How. Other than delivering such documentation to AUDI and, at AUDI’s request, answering any specific questions AUDI may have relating to the data files comprising the Transferred Ballard Core Know-How (which answers need not disclose any information regarding portions of the Ballard Core Know-How that are not included in the Transferred Ballard Core Know-How), Ballard will have no obligation to train or explain the Transferred Ballard Core Know-How to AUDI.

Section 8.17	Restrictions on Use of Transferred Ballard Core Know-How

(1)
AUDI may only use the Transferred Ballard Core Know-How for its own development and production purposes and those of its Affiliates, and is prohibited from using the Transferred Ballard Core Know-How for any other purposes, including research.

(2)	AUDI shall not disclose or transfer the Transferred Ballard Core Know-How except:

(a)
to its personnel and to its Affiliates and their personnel, all as may be necessary or desirable to enable AUDI and its Affiliates to use the Transferred Ballard Core Know-How for development and production purposes;

(b)
to its and its Affiliates’ engineering partners if, as and when necessary to enable such partners to complete production or development work subcontracted to such partners by AUDI or its Affiliates, provided that each such engineering partner is subject to confidentiality restrictions that prohibit it from using, disclosing or transferring any of the Transferred Ballard Core Know-How for any purpose other than completing such production or development work; and

(c)
to its and its Affiliates’ suppliers in the form of a specification, if, as and when necessary to enable such suppliers to manufacture or assemble Fuel Cells or components required by AUDI or its Affiliates for production of Vehicles, provided that each such supplier is subject to confidentiality restrictions that prohibit it from using, disclosing or transferring such specification or any of the Transferred Ballard Core Know-How for any purpose other than manufacturing or assembling Fuel Cells or components of Fuel Cells required by AUDI or its Affiliates.

(3)
AUDI shall be entitled to [commercially sensitive information redacted] are treated by AUDI in the same confidential manner and subject to the same restrictions on disclosure as set out above in respect of the Transferred Ballard Core Know-How.

Section 8.18	Possible further collaboration

(1)	Ballard and AUDI agree to discuss opportunities to collaborate, including with mutually agreed Third Parties, on the development of [commercially sensitive information redacted]:

(a)	[commercially sensitive information redacted];

(b)	[commercially sensitive information redacted]; and

(c)	[commercially sensitive information redacted].

(2)
Any such collaboration opportunities will be outside the scope of this Agreement. The Parties will enter into separate agreements for agreed collaborations that will specify the work to be performed, deliverables, other [commercially sensitive information redacted] information to be shared. Ballard assures that AUDI will have full access to any and all results of such collaboration and will agree to a corresponding provision in any separate agreement for such collaboration.

(3)	This obligation is limited until December 31st, 2022 and survives the expiry or termination of this Agreement.

Section 8.19	Stack supply by Ballard

(1)
Ballard commits to manufacture and supply AUDI with Fuel Cell stacks under a separate “Bauteillastenheft” to be agreed upon between AUDI and Ballard under appropriate market terms and conditions. The technical targets of the “Bauteillastenheft” shall be orientated towards the Technical Targets “Bauteillastenheft” attached as Schedule "J". The final technical targets and details shall be agreed upon in the separate “Bauteillastenheft”. The separate “Bauteillastenheft” shall be based on the “Muster Bauteillastenheft” used by AUDI. [commercially sensitive information redacted].

(2)
If Ballard and AUDI do not enter into the “Bauteillastenheft” by September 30, 2018, then at Ballard’s request, the Parties will amend the scope of the AUDI Program Plan to remove any Work relating to [commercially sensitive information redacted] and adjust any Work Packages relating thereto.

(3)
If Ballard and AUDI do not enter into the “Bauteillastenheft” for the small series production of Fuel Cell stacks by Ballard by September 30, 2018, then at Ballard’s request, the Parties will amend the scope of the AUDI Program Plan to [commercially sensitive information redacted] and adjust any Work Packages relating thereto.

ARTICLE 9	INDEMNIFICATION PROCEDURE

Section 9.1	Indemnification Procedure
This ARTICLE 9 shall be applicable to any Claim arising under this Agreement or any applicable Work Package made against a Party or its Related Parties (the "Indemnified Party") by a Third Party (a "Third Party Claim") for which the Indemnified Party is entitled to indemnification from a Party (the "Indemnifying Party") pursuant to this Agreement:

(1)	The Indemnified Party seeking indemnification under an applicable indemnity provision in this Agreement for a Third Party Claim made, commenced or brought against the Indemnified

Party by a Third Party and from and against any resulting, associated or related Losses flowing from any such Third Party Claim shall, directly or through the Party to which the Indemnified Party is related (the "Related Lead Party"), Notify the Indemnifying Party in writing of the Third Party Claim within twenty (20) Business Days after receipt by the Indemnified Party of Notice of the Third Party Claim. The Notice to the Indemnifying Party shall describe with reasonable particularity (to the extent that information is available) the factual basis for the Third Party Claim and, if known, the estimated amount of the Third Party Claim and any indemnified Losses that have been or may be sustained by the Indemnified Party in respect thereof. If the Indemnified Party does not give Notice to the Indemnifying Party in the aforesaid time frame, then such failure shall lessen or limit the Indemnified Party's rights to indemnity hereunder to the extent that the defence of the Third Party Claim was prejudiced by such lack of timely Notice. Following notification of the Indemnifying Party of the Third Party Claim as aforesaid, the Indemnified Party shall deliver, directly or through the Related Lead Party, reasonably promptly after the Indemnified Party's receipt thereof, copies of all Notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

(2)
The Indemnifying Party shall have the right, within twenty (20) Business Days after being so notified (the "Assumption Deadline"), to assume the defense, negotiation and (if possible) settlement of such Third Party Claim with counsel reasonably satisfactory to the Indemnified Party. In any such proceeding the defense of which the Indemnifying Party shall have so assumed, the Indemnified Party shall have the right to participate therein and retain its own counsel (without otherwise affecting the rights of the Parties under the applicable indemnification provision under this Agreement) at its own expense unless:

(a)	the Indemnified Party and the Indemnifying Party shall have mutually agreed to the retention of such counsel;

(b)
the Indemnified Party shall have reasonably concluded that there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnifying Party; or

(c)
the named parties to any such proceeding (including the pleaded parties) include both the Indemnifying Party and the Indemnified Party, and representation of both such parties by the same counsel would be inappropriate in the opinion of the Indemnified Party's counsel, acting reasonably, due to actual or potential differing interests between them;

in any such case, one firm of lawyers separate from the Indemnifying Party's counsel may be retained to represent the Indemnified Parties at the Indemnifying Party's expense. Any settlement of such a Third Party Claim, the defense of which has been assumed by the Indemnifying Party, shall not, unless such settlement does not prejudice the Indemnified Party in any way, be entered into by the Indemnifying Party without prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld.

(3)	If:

(a)	the Indemnifying Party fails to assume control of the defence, negotiation and (if possible) settlement of any Third Party Claim by the Assumption Deadline pursuant to Section 9.1(2) above; or

(b)
the Indemnifying Party, having elected to assume control of the defence, negotiation and (if possible) settlement of a Third Party Claim, thereafter fails to defend the Third Party Claim within a reasonable time;

the Indemnified Party shall be entitled to assume such control and shall, subject to Section 9.1(4), have the right to contest, settle or pay the amount claimed, except that the Indemnified Party in this circumstance is neither authorized nor approved to incorporate into any such contest, settlement or payment any covenant, warranty, representation or admission on the part of the Indemnifying Party. The Indemnifying Party shall be liable for and shall indemnify the Indemnified Party for all Losses relating to such Third Party Claim including all Losses incurred in the course of the Indemnified Party contesting and/or settling such Third Party Claim pursuant to this Section.

(4)
Whether or not the Indemnifying Party assumes control of the defence, negotiation and (if possible) settlement of any Third Party Claim, neither the Indemnifying Party nor the Indemnified Party shall settle, enter any consent order, or make any other compromise or material admission of liability in respect of any Third Party Claim without the written consent of the other such Person, as the case may be (which consent shall not be unreasonably withheld, delayed or conditioned) unless the Person from whom such consent is required pursuant to this Section 9.1(4) has provided a written waiver of its rights in respect of the Third Party Claim.

(5)
With respect to all Third Party Claims, the Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party in connection with any Third Party Claims and the defense, negotiation and/or settlement thereof. Such cooperation shall include the retention and (upon the Indemnifying Party's request) the provision to the Indemnifying Party of records and information reasonably relevant to the applicable Third Party Claim, making applicable Related Parties available on a mutually convenient basis to provide additional information, to provide explanation of any material provided under this Agreement and/or to provide assistance and testimony where same is of material assistance in evaluating, defending, negotiating and/or settling the Third Party Claim. If the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnified Party shall not, without first waiving the indemnity as to such claim, admit any liability with respect to, or settle, compromise, or discharge, the Third Party Claim, without the Indemnifying Party's prior written consent; provided that admissions of facts which an Indemnified Party may reasonably be required to make shall not be deemed to be admissions of liability. The Indemnifying Party and the Indemnified Party shall keep each other fully advised with respect to the status of the defence, negotiation and/or settlement of the Third Party Claim including supplying copies of all relevant documentation reasonably promptly as it becomes available.

(6)
The Parties shall cooperate with each other with respect to resolving any Claim or Losses with respect to which one Party is obligated to indemnify the other Party under this Agreement, including by taking reasonable efforts to mitigate or resolve any such Claim and/or Losses.

(7)
Upon payment of the Third Party Claim, the Indemnifying Party shall be subrogated to all Claims the Indemnified Party may have relating thereto. The Indemnified Party shall give such further assurances and cooperate with the Indemnifying Party to permit the Indemnifying Party to pursue such subrogated claims as reasonably requested by it.

(8)
If the Indemnifying Party has paid an amount pursuant to the indemnification obligations herein and the Indemnified Party shall subsequently be reimbursed from any Third Party source in respect of the Third Party Claim, the Indemnified Party shall promptly pay the amount of the reimbursement (including interest actually received) to the Indemnifying Party, net of taxes required to be paid by the Indemnified Party as a result of such payment and plus any taxes saved or recovered by the Indemnified Party as a result of such payment.

ARTICLE 10	TERM AND TERMINATION

Section 10.1	Term
This Agreement will come into force and effect as of June 11, 2018, and will continue in force and effect until August 31, 2022 (unless extended in accordance with Section 10.2 or by mutual agreement in writing) (the "Term") unless terminated earlier pursuant to this Agreement.

Section 10.2	Extension of Initial Term

(1)
Subject to Section 10.2(2) and Section 10.2(3), AUDI may elect to extend the Term for up to twelve (12) Months by giving Notice to Ballard not less than six (6) Months before the date on which the Term would otherwise expire.

(2)	AUDI may not elect to extend the Term pursuant to Section 10.2(1) more than twice.

(3)	[commercially sensitive information redacted].

Section 10.3	Termination by AUDI
In addition to all other rights set out in this Agreement, AUDI may terminate this Agreement as follows:

(a)
at any time on twenty (20) Business Days' Notice, if Ballard is in material breach of any of its material obligations, covenants or responsibilities under this Agreement (other than a failure to achieve a Deliverable where Ballard is in compliance with Section 6.1(1) or a failure to achieve a Critical Milestone), provided that the Agreement shall not terminate if Ballard either cures any such breach within twenty (20) Business Days or commences and diligently continues good faith efforts to cure, mitigate or compensate for such breach and such breach is in fact fully cured, mitigated or compensated for within four (4) Months of such Notice;

(b)	on three (3) Months' Notice, if Ballard fails to achieve any Critical Milestone, provided that such termination right is exercised within six (6) Months after the applicable Critical Milestone Date;

(c)	at any time on prior Notice of at least twenty-four (24) Months or the remainder of the Term, whichever is less;

(d)
AUDI may elect to terminate this Agreement, by Notice to Ballard, if at any time after the effective date of this Agreement an Automotive OEM acquires or obtains Control of Ballard; provided that any such Notice must be delivered by AUDI no less than

[commercially sensitive information redacted] Business Days and not more than [commercially sensitive information redacted] Business Days following Notification to AUDI from Ballard of any such Automotive OEM so acquiring or obtaining Control of Ballard; and provided further that Ballard will Notify AUDI promptly following any such event or occurrence.

Section 10.4	Termination by AUDI - Ballard Bankruptcy
In addition to all other rights set out in this Agreement, if Ballard:

(a)	institutes proceedings to be adjudicated a bankrupt or consents to the filing of a bankruptcy proceeding against it;

(b)
files a petition or answers or consents, or takes other proceedings, seeking reorganization, readjustment, arrangement, composition or similar relief under any law available for the protection of bankrupt or insolvent debtors;

(c)	consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy;

(d)	is voluntarily liquidated or wound up; or

(e)	otherwise takes any action that acknowledges its insolvency;
then (i) AUDI may elect to terminate this Agreement; and (ii) title to any Products and Deliverables produced by Ballard, but not yet delivered to AUDI under and in accordance with this Agreement or any applicable Work Package, shall immediately vest in AUDI.

Section 10.5	Termination by Ballard
In addition to all other rights set out in this Agreement, Ballard may terminate this Agreement as follows:

(a)
at any time on twenty (20) Business Days' Notice, if AUDI is in material breach of any of its material obligations, covenants or responsibilities under this Agreement, provided that this Agreement shall not terminate if AUDI either cures any such breach within twenty (20) Business Days or commences and diligently continues good faith efforts to cure, mitigate or compensate for such breach and such breach is in fact fully cured, mitigated or compensated for within four (4) Months of such Notice; or

(b)	[commercially sensitive information redacted]

Section 10.6	Consequences of Termination
If this Agreement is terminated,

(a)	Ballard will complete any obligations to supply Deliverables, Products, Materials and then-existing Work Product to AUDI which have accrued before the effective date of such termination;

(b)	AUDI will remain liable for the payment of all Package Costs

(i)
in relation to the Work performed, Steps achieved and Deliverables provided by Ballard up to the effective date of such termination provided that this Work and the Steps and Deliverables were approved by AUDI according to ARTICLE 5, and

(ii)	for all Steps, Deliverables, Products, Materials and then-existing Work Product supplied in accordance with Section 10.6(a), all of which will be due and payable on the effective date of termination;

(c)
title to any Deliverables and Products produced by Ballard, but not yet delivered to AUDI under and in accordance with this Agreement or any applicable Work Package, shall immediately vest in AUDI; and

(d)
Notwithstanding the provisions of Section 8.5, if AUDI engages a Third Party to perform any Work under a terminated Work Package, AUDI will not disclose any Know-How or Confidential Information of Ballard to such Third Party.

Section 10.7	Survival – General

(1)
Any termination or expiry of this Agreement for any reason shall be without prejudice to the rights of either Party against the other Party accrued or accruing under this Agreement or any applicable Work Package prior to its termination or expiry.

(2)
Termination of this Agreement by either Party will not act as a waiver of any breach of this Agreement and will not act as a release of either Party from any liability for breach of such Party's obligations under this Agreement or any applicable Work Package. Any termination or expiry of this Agreement will not affect the rights and obligations of the Parties under any other agreement between the Parties.

(3)	The following rights and obligations of the Parties shall survive the termination or expiry of this Agreement:

(a)	the various rights and obligations of the Parties contained in the following provisions (the "Key Surviving Provisions") of this Agreement:

(i)	the rights and obligations of the Parties contained in ARTICLE 8 (Intellectual Property) and Schedule "F" (Royalty Terms) provided that:

(A)	[commercially sensitive information redacted]; and

(B)	the obligations of Ballard with respect to Arising IP during the Term in Section 8.3(3) and (4), shall terminate upon any termination or expiry of the Agreement;

(ii)	any obligations of Ballard and AUDI in connection with any unexpired or partially performed Warranty provided for in Schedule "D" (Products - Incidental Terms and Conditions);

(iii)	the mutual indemnities in Section 2.17 (Mutual Indemnity - Product Liability) and Section 2.18 (Mutual Indemnity - Gross Negligence and Willful Misconduct);

(iv)	the mutual obligations of Ballard and AUDI in Section 4.9 (Taxes & Customs);

(b)
any provisions of this Agreement reasonably and demonstrably required for the interpretation, construction or enforcement of the Key Surviving Provisions, including the provisions of ARTICLE 1 (Interpretation), ARTICLE 9 (Indemnification Procedures), ARTICLE 13 (Dispute Resolution) and ARTICLE 14 (Miscellaneous);

(c)	the provisions of ARTICLE 12 (Confidentiality) shall continue in effect until all Confidential Information falls within one or more of the exceptions in Section 12.1(c), (d), (e) or (f);

(d)	any provisions of this Agreement which, by their explicit and specific terms, must be, or can only be, performed in whole or in part following the termination or expiry of this Agreement;

(e)	the provisions of this Section 10.7 and Section 10.8 of this Agreement which govern the survival of provisions generally following the termination or expiry of this Agreement; and

(4)
any provisions of this Agreement which survive the termination or expiry of this Agreement, including the Key Surviving Provisions, shall remain in full force and effect between the Parties notwithstanding such termination or expiry, shall be performed by the Parties in accordance with their terms and shall terminate or expire (i) as may be mutually agreed by the Parties in writing, and acting at their sole discretion, and/or (ii) as may be expressly permitted or provided for in accordance with their terms or, in the case of the IP Licenses, in Section 10.8 of this Agreement.

Section 10.8	Survival of IP Licenses
Any IP Licenses shall only terminate as follows:

(a)	the Ballard Licenses shall terminate on the earliest to occur of any of the following:

(i)
twelve (12) Months after (A) termination of this Agreement by Ballard pursuant to Section 10.5; or (B) delivery of a Notice by Ballard to AUDI to terminate the Ballard Licenses under Section 8.6(6); or

(ii)
upon delivery of a Notice, at any time after expiry of the Term, by Ballard to terminate the Ballard Licenses for a material breach by AUDI of any of AUDI's material obligations under the Ballard Licenses, provided that the Ballard Licenses shall not terminate if AUDI either cures any such breach within twenty (20) Business Days or commences and diligently continues good faith efforts to cure, mitigate or compensate for such breach and such breach is in fact fully cured, mitigated or compensated for within twenty-four (24) Months of such Notice;

(b)	the AUDI License shall terminate on the earliest to occur of any of the following:

(i)
twelve (12) Months after (A) termination of this Agreement by AUDI pursuant to Section 10.3(a) or Section 10.4; or (B) delivery of a Notice by AUDI to Ballard to terminate the AUDI License under Section 8.6(6); or

(ii)
upon delivery of a Notice, at any time after expiry of the Term, by AUDI to terminate the AUDI License for a material breach by Ballard of any of Ballard's material obligations under the AUDI License, provided that the AUDI License shall not terminate if Ballard either cures any such breach within twenty (20) Business Days or commences and diligently continues good faith efforts to cure, mitigate or compensate for such breach and such breach is in fact fully cured, mitigated or compensated for within twenty-four (24) Months of such Notice.

ARTICLE 11	FORCE MAJEURE

Section 11.1	Consequences of Force Majeure
During the occurrence of an event of Force Majeure, the obligations of the Party affected by such event of Force Majeure, to the extent and for the period that such obligations are not performed as a result of such event of Force Majeure, will be suspended, and such Party will not be considered to be in breach or default hereunder, for the period of such occurrence. The suspension of performance will be of no greater scope and of no longer duration than is required by the event of Force Majeure. No obligation of either Party that arose before the event of Force Majeure causing the suspension of performance will be excused as a result of the event of Force Majeure.

Section 11.2	Notice of Force Majeure and Time Limits Extended
A Party whose obligations under this Agreement or any applicable Work Package are affected by an event of Force Majeure will give the other Party prompt Notice of the particulars of the event of Force Majeure and its expected duration. Subject to Section 11.3, all time limits imposed by this Agreement or any applicable Work Package will be extended by a period equivalent to the period of delay resulting from such event of Force Majeure.

Section 11.3	Elimination of Force Majeure
A Party whose obligations under this Agreement or any applicable Work Package are affected by an event of Force Majeure will use all commercially reasonable efforts to eliminate the event of Force Majeure and to remedy its inability to perform its obligations under this Agreement or any applicable Work Package, but nothing herein will require the Party to question or test the validity of any law, rule, regulation or order of any government or government body or to perform its obligations if an event of Force Majeure renders performance impossible.

Section 11.4	Continuation of Force Majeure
If an event of Force Majeure continues for more than twenty (20) Business Days and materially adversely affects the ability of a Party to perform its obligations hereunder, the Parties will use all commercially reasonable efforts to adapt the requirements of this Agreement or any applicable Work

Package and each other agreement contemplated in this Agreement or any applicable Work Package in a manner that achieves to the greatest extent possible the economic, legal and commercial objectives of the Parties as evidenced in this Agreement or any applicable Work Package, and the other agreements contemplated in this Agreement or any applicable Work Package, and, if they do not agree on the manner in which such requirements should be adapted within a further seven (7) Business Days, each Party may require the matter to be determined in accordance with ARTICLE 13.

ARTICLE 12	CONFIDENTIALITY

Section 12.1	Confidentiality Obligations
Each Party will, and will cause the members of its Group and its and their Representatives to, keep all Confidential Information of the other Party confidential and will not use or disclose such Confidential Information to any Person except to the extent:

(a)
such use or disclosure is expressly permitted or contemplated pursuant to this Agreement or any agreement contemplated herein, and in such circumstances under terms of confidentiality, non-use and non-disclosure consistent with and no less stringent than the terms of this Section 12.1;

(b)
such use or disclosure is required by applicable law or the rules of any regulatory organization or stock exchange to which the disclosing Party is subject, after being so advised by competent legal counsel having considered the facts and any ability to redact or otherwise limit such use or disclosure permitted at law, and in any event if Ballard is to make any securities filing relating to this Agreement, Ballard shall avoid disclosing any Confidential Information to the maximum extent permitted by law;

(c)
such information can be shown, by the written records of the receiving Party, to already have been known to it at the time that it was disclosed to or obtained by it and which was not obtained directly or indirectly from the other Party or any member of its Group;

(d)
such information is in the public domain other than as a result of a breach of this Agreement or any agreement contemplated in this Agreement; provided that particular information will not be considered to be in the public domain merely because such particular information is contained within, or consolidated with, more general information which itself is in the public domain;

(e)
such information has been disclosed to the receiving Party by a Third Party who was under no duty of confidentiality with respect to such Confidential Information at the time it was so disclosed to the receiving Party;

(f)	such information is independently developed by the receiving Party or an Affiliate thereof without using any Confidential Information of the other Party; this exception shall not apply to Arising IP;

(g)
such use or disclosure is required pursuant to a final order or judgment of a court of competent jurisdiction and in such case the Parties will cooperate with one another to obtain an appropriate protective order or other reliable assurance that the confidentiality of such Confidential Information will be maintained; or

(h)	that the other Party has given its prior written consent thereto.

Section 12.2	Confidentiality and Third Parties

(1)
Each Party will cause any Third Party to which it delegates or subcontracts any of its obligations under this Agreement or any applicable Work Package (as may be permitted under this Agreement) to enter into a written agreement under which it agrees to be bound by the terms of Section 12.1 (or terms that are substantially the same as those in Section 12.1).

(2)
Neither Party will disclose any Confidential Information to any employee or performance assistant (within the meaning of S. 278 of the German Civil Code) of it or any member of its Group unless such employee or performance assistant has entered into a written agreement under which he or she agrees to be bound by the terms of Section 12.1 or has entered into an employment agreement requiring him or her to observe substantially similar confidentiality obligations.

(3)
A Party will, as soon as reasonably practicable following a request therefor, provide to the other Party a Certification of or Declaration of that Party, signed by a senior officer of that Party, confirming that such Party has complied with this Section 12.2 and has obtained all appropriate contractual confirmations and agreements required under this Section 12.2.

Section 12.3	Publicity
Each Party will not, and will ensure that the members of its Group, and its and their Representatives do not, release any publicity or advertising initially disclosing this Agreement, the agreements and instruments entered into pursuant to this Agreement or the transactions contemplated hereunder and thereunder to any Third Party, including any news media organization, without the prior consent of the other Party, except to the extent provided for under Section 12.1. Following the initial public disclosure of or relating to this Agreement, the Parties shall be entitled to publicly refer to the existence of this Agreement and shall each use commercially reasonable efforts to consult with the other Party and co-ordinate their approach to the on-going and periodic use of publicity and advertising material relating to the matters contemplated in this Agreement.

Section 12.4	Treatment of Confidential Information
Each Party acknowledges that the Confidential Information of the other Party consists in part of information vital to the business and commercial prospects of that other Party and that such information is the special, valuable and unique property of that other Party and would not normally be disclosed to it. Accordingly, each Party agrees to use all commercially reasonable efforts to protect such Confidential Information and keep it confidential using a standard of care no less than the degree of care that such Party would be reasonably expected to employ for its own similar Confidential Information, but in any event no less than reasonable care. Ballard will (a) physically and electronically secure the work space, computer equipment, physical and electronic records, and laboratory facilities of each Ballard Group member; and (b) enter into agreements with Subcontractors which require each Subcontractor to perform equivalent obligations.

Section 12.5	Equitable Remedies
In the event of a violation, contravention, breach or threatened breach of this ARTICLE 12 by a Party, the other Party will be entitled to both temporary and permanent injunctive relief. The right of a Party to injunctive relief will be in addition to any and all other remedies available to it and will not be construed to prevent it from pursuing, either consecutively or concurrently, any and all other legal or equitable remedies available to it including the recovery of monetary damages.

Section 12.6	No Waiver by Virtue of Non-Exercise of Rights
No failure or delay by a Party or any representatives of a Party in exercising any right, power or privilege under this ARTICLE 12 will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder. No provision of this ARTICLE 12 may be waived or amended nor any consent given except in writing signed by a duly authorized officer of each Party so waiving or consenting.

Section 12.7	Prior Confidentiality Agreement
The provisions contained in this ARTICLE 12 will take effect on the date of this Agreement, at which time they will supersede the terms and conditions contained in the TDA 2.5, and the terms and conditions contained in the TDA 2.5 will be of no force or effect in respect of information provided on or after the date of this Agreement. The Parties acknowledge and agree that all Confidential Information provided by either Party to the other prior to the effective date of this Agreement shall be governed by, and shall be held subject to the provisions of, this Agreement, including the confidentiality provisions of this ARTICLE 12.

ARTICLE 13	DISPUTE RESOLUTION

Section 13.1	Settling Disputes
If at any time a dispute, claim, question or difference arises out of or in connection with this Agreement or any Work Package, or in respect of any legal relationship associated with or derived from this Agreement or any Work Package (a "Dispute"), a Party that wishes that the issue be considered further will give Notice to the other Party requiring that such issue or dispute be decided pursuant to this ARTICLE 13.

Section 13.2	Referral to Senior Officers
If Notice is given pursuant to Section 13.1, a Party may ask a designated senior officer of each of the Parties forthwith to initiate discussions with one another with a view to settling the Dispute. For this purpose, the designated senior officer of AUDI shall be Head of Group Office Fuel Cell and the designated senior officer of Ballard shall be its President and CEO, unless otherwise Notified from time to time.

Section 13.3	Decision Binding
A decision reached by such senior officers and communicated by them in writing to the Parties will be binding on the Parties and will be implemented.

Section 13.4	Submission to Arbitration
If no decision with respect to an issue or dispute of which Notice is given pursuant to Section 13.1 is so communicated by such senior officers within twenty (20) Business Days thereafter, any Party may at any time after such Notice under Section 13.1 is given, by further Notice given to the other Party, submit the issue or dispute for final resolution by a court of arbitration consisting of a single arbitrator, if the Parties so agree, or otherwise to a panel of three arbitrators, appointed and acting under the Rules of Arbitration of the International Chamber of Commerce and no Party will pursue any remedy or action in any other court or jurisdiction except as expressly provided in this ARTICLE 13.

Section 13.5	Acceptance and Implementation
Each Party will accept as final and binding, and proceed in good faith diligently to implement, the award or decision of the arbitrator(s) on an arbitration pursuant to Section 13.4. Each Party irrevocably and unconditionally (i) consents to the jurisdiction of any such arbitration proceeding and waives any objection that it may have to personal jurisdiction or the laying of venue of any such proceeding; and (ii) knowingly and voluntarily waives its rights to have disputes tried and adjudicated by a judge and jury except as otherwise expressly provided herein. The Parties hereby expressly exclude all remedies and setting aside of proceedings and waive fully any action for annulment by virtue of the laws of British Columbia and/or of Germany and/or the applicable provisions of the Swiss Private International Law Statute.

Section 13.6	Conduct of Arbitration
All arbitration proceedings will be conducted in Zurich, Switzerland under the Rules of Arbitration of the International Chamber of Commerce in the English language. The arbitrators shall resolve any discovery disputes. Nothing herein shall prevent the Parties from settling any dispute by mutual agreement at any time.
Except as otherwise required by law, the Parties and the arbitrator(s) shall maintain as confidential all information or documents obtained during the arbitration process, including the resolution of the dispute.

Section 13.7	Arbitration Award
Any arbitration award will be in writing, in the English language, and will contain the reasons for the award as well as a decision regarding payment of costs by the Parties. The court of arbitration will not have the power to grant provisional and conservatory measures including injunctions, restraining orders and specific performance, and each Party reserves its right to apply for such remedies to any ordinary court of competent jurisdiction, in which case such Party may apply directly to such court without complying with Section 13.1 or Section 13.2.
In the event of any dispute resulting in arbitration pursuant to ARTICLE 13, the non-prevailing Party shall reimburse the prevailing Party for all reasonable legal costs resulting therefrom.

ARTICLE 14	MISCELLANEOUS

Section 14.1	Termination of TDA 2.5

(1)	As of the effective date of this Agreement the TDA 2.5 is hereby terminated by mutual agreement of the Parties.

(2)	All key survival provisions of the TDA 2.5 as listed under Section 10.7 (3) of the TDA 2.5 shall survive the termination of the TDA 2.5.

(3)	Ballard hereby assigns to AUDI

(a)	all Intellectual Property Rights developed, created or conceived by any member of the Ballard Group or by any Subcontractor and arising from the work under the TDA 2.5; and

(b)
all of its right, title and interest in and to any or all Intellectual Property Rights arising from the performance of any work that was jointly conducted by the Parties or their respective Representatives as part of the work under the TDA 2.5, in each case if and to the extent such Intellectual Property Rights have not yet been effectively assigned to AUDI.

(4)	As of the effective date of this Agreement, the Parties hereby mutually terminate the AUDI License granted to Ballard by AUDI under the TDA 2.5.

Section 14.2	[commercially sensitive information redacted]

(1)	[commercially sensitive information redacted]

(2)	[commercially sensitive information redacted]is:

(a)	[commercially sensitive information redacted];

(b)	[commercially sensitive information redacted]; or

(c)	[commercially sensitive information redacted].

Section 14.3	Notices
Any notice required to be given regarding the matters contemplated by this Agreement (a "Notice") must be in writing, sent by e-mail, mail, personal delivery, courier or facsimile and addressed as follows:

(a)	to AUDI at:
AUDI AG
D-85045 Ingolstadt
Germany
Attention:    [notice addressee redacted]
Telephone:    [notice addressee redacted]
Email:        [notice addressee redacted]
with a copy to:

AUDI AG
NFU-Straße
D-74172 Neckarsulm
Attention:    [notice addressee redacted]
Telephone:    [notice addressee redacted]
Email:        [notice addressee redacted]

(b)	to Ballard at:
Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, British Columbia V5J 5J8
Canada
Attention:    Corporate Secretary
Telephone:    +1 (604) 454-0900
Facsimile:    +1 (604) 412-4700
Email:         [notice addressee redacted]
A Notice is deemed to be given and received (i) if sent by mail, on the third Business Day following the date of mailing, if the date of mailing is a Business Day and the mailing was effected before 4:00 p.m. (local time in the place of mailing), (ii) if sent by e-mail, personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made before 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a Notice will be assumed not to be changed. Sending a copy of a Notice to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party. The Party sending any Notice has the burden of proving delivery and receipt of any such Notice.

Section 14.4	Further Assurances
The Parties further covenant and agree that they will execute such further agreements, assurances, papers and documents and perform or cause to be done and performed such further and other acts and things that may be necessary or desirable from time to time in order to give full effect to this Agreement and every part hereof.

Section 14.5	Expenses
Except as otherwise contemplated in this Agreement, each Party will bear its own costs and expenses (including legal and accounting fees and travel expenses) incurred in connection with the preparation, execution, delivery and performance of this Agreement or any applicable Work Package.

Section 14.6	Time of the Essence

Time is of the essence in this Agreement.

Section 14.7	No Partnership
Nothing contained in this Agreement or in any applicable Work Package will be deemed in any way or for any purpose to constitute any Party a partner or, except as expressly provided herein, the agent or legal representative of any other Party in the conduct of any business or otherwise, or a member of a partnership, joint venture or joint enterprise with any other, or to create any fiduciary relationship among them.

Section 14.8	Third Party Beneficiaries
The Parties intend that this Agreement and any applicable Work Package will not benefit or create any right or cause of action in favour of, any Person, other than the Parties. No Person, other than the Parties to this Agreement, is entitled to rely on the provisions of this Agreement or any applicable Work Package in any action, suit, proceeding, hearing or other forum.

Section 14.9	Amendments
This Agreement and any applicable Work Package may only be amended, supplemented or otherwise modified by written agreement signed by both Parties.

Section 14.10	Waiver
No waiver of any of the provisions of this Agreement or any applicable Work Package will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement or under any applicable Work Package will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right it may have.

Section 14.11	Entire Agreement
This Agreement and the Work Packages constitute the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect to such transactions. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, including implied warranties or conditions of merchantability or fitness for a particular purpose, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 14.12	Successors and Assigns

(1)
This Agreement becomes effective when executed by all of the Parties. After that time, it will be binding upon and enure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns.

(2)
Subject to Section 14.12(3), neither this Agreement or any applicable Work Package nor any of the rights or obligations under this Agreement or under any applicable Work Package, including any right to payment, may be assigned or transferred, in whole or in part, by any Party without the prior written consent of the other Party, which consent will not be unreasonably withheld. Any purported assignment or transfer without such written consent will be null and void and of no effect.

(3)	Nothing in this Section prevents or impairs AUDI's ability to deal with the Arising IP as AUDI chooses, including by way of assignment or transfer in whole or in part to any other Person.

Section 14.13	IP Licenses and Bankruptcy of a Licensor
It is the intent of the Parties that, to the maximum extent permitted by law, the IP Licenses and the rights under the IP Licenses granted under or pursuant to this Agreement are, and shall otherwise be deemed to be, granted sufficiently so that they survive and remain in full force and effect, and enforceable in accordance with their terms for the benefit of the Party receiving rights under the applicable IP Licenses upon and following any event or circumstance in which the applicable Party granting an IP License or obligated to so grant an IP License is wound up, ceases to continue operating as a going concern, or becomes insolvent, bankrupt, dissolved or subject to the control or direction of a receiver, liquidator, creditor or the like (each a "Bankruptcy Event"). The Parties agree that the licensed Party, as a licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights received under an applicable IP License notwithstanding any Bankruptcy Event of the other Party.

Section 14.14	Severability
If any provision of this Agreement or any Work Package is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 14.15	Governing Law
This Agreement and any Work Package is governed by, and will be interpreted and construed in accordance with, the laws of Germany, including with respect to any issue as to choice of law or attornment to any jurisdiction. It is the intent of the Parties that the laws of Germany apply in all circumstances notwithstanding any applicable legislation, rule, interpretation, custom or practice of or in British Columbia and/or Germany relating to the choice or conflicts of laws, or to the attornment by any Party to any particular jurisdiction, that would oust, preclude, or otherwise limit the right of the Parties to interpret this Agreement or any Work Package under, the laws of Germany.

Section 14.16	Counterparts
This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

Section 14.17	Remedies Cumulative

Unless otherwise expressly stated in this Agreement, the remedies provided in this Agreement are neither exclusive nor mutually exclusive, and subject to the limitation of liability provisions in this Agreement, the Parties shall be entitled to any and all such remedies, and any and all other remedies that may be available to the Parties at law or in equity, by statute or otherwise, individually or in any combination thereof.
[Remainder of page intentionally left blank. Signature page(s) follow.]

The Parties have duly executed this Agreement.

AUDI AG
By:	/s/ Dr. Nikolai Ardey
Name: Dr. Nikolai Ardey Title: Execution Date: June 11, 2018
By:	/s/ Christopher Heere
Name: Christopher Heere Title: Legal Counsel Execution Date: June 11, 2018

BALLARD POWER SYSTEMS INC
By:	/s/ Randy MacEwen
Randy MacEwen President and CEO Execution Date: June 11, 2018
By:	/s/ Tony Guglielmin
Tony Guglielmin Vice President & CFO Execution Date: June 11, 2018

Schedule "A"
AUDI Program Plan
[commercially senstive information redacted]

A-1

Schedule "B"
Change Management Process
[commercially sensitive information redacted]

(i)

B-1

Schedule "C"
Ballard Non-Stationary Background IP
[commercially sensitive information redacted]

C-1

Schedule "D"
Products - Incidental Terms and Conditions
[commercially sensitive information redacted]

2.

D - 1

Schedule "E"
Deliverables and Know-How
[commercially sensitive information redacted]

E - 1

Schedule "F"
Royalty Terms
[commercially sensitive information redacted]

F - 1

Schedule "G"
Work Package Plan Template
[commercially sensitive information redacted]

G - 1

Schedule "H"
AUDI "conditions for customs and foreign trade related contracts"
[commercially sensitive information redacted]

H- 1

Schedule "I"
Model Requirements Specification (“Muster-Lastenheft”)
[commercially sensitive information redacted]

I - 1

Schedule "J"
Technical Targets “Bauteillastenheft”
[commercially senstive information redacted]

J - 1

Schedule "K"
AUDI Program Plan Justification Items
[commercially senstive information redacted]

K - 1